UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 21, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2020 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Second quarter 2020 report

Corporate calendar UBS Group AG

Publication of the third quarter 2020 report:                        Tuesday, 20 October 2020

1.	UBS Group
4	Recent developments
7	Group performance

2.	UBS business divisions and Group Functions
20	Global Wealth Management
23	Personal & Corporate Banking
26	Asset Management
28	Investment Bank
31	Group Functions

3.	Risk, treasury and capital management
35	Risk management and control
41	Balance sheet, liquidity and funding management
46	Capital management

4.	Consolidated financial statements
61	UBS Group AG interim consolidated financial statements (unaudited)
107	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
112	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

115	Alternative performance measures
117	Abbreviations frequently used in our financial reports
119	Information sources
120	Cautionary statement

Extraordinary General Meeting 2020:                                   Thursday, 19 November 2020
Publication of the fourth quarter 2020 report:                      Monday, 25 January 2021
Publication of the Annual Report 2020:                               Friday, 5 March 2021
Publication of the first quarter 2021 report:                          Tuesday, 27 April 2021

Corporate calendar UBS AG*

Publication of the second quarter 2020 report:                     Friday, 24 July 2020

*Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from our
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
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Calls from outside the US
+1-781-575-2623
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TDD for foreign shareholders
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Second quarter 2020 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.6.20	31.3.20	31.12.19	30.6.19	30.6.20	30.6.19
Group results
Operating income	7,403	7,934	7,052	7,532	15,337	14,750
Operating expenses	5,821	5,926	6,124	5,773	11,747	11,445
Operating profit / (loss) before tax	1,582	2,008	928	1,759	3,591	3,305
Net profit / (loss) attributable to shareholders	1,232	1,595	722	1,392	2,827	2,533
Diluted earnings per share (USD)[1]	0.33	0.43	0.19	0.37	0.76	0.67
Profitability and growth[2]
Return on equity (%)	8.6	11.3	5.2	10.4	9.9	9.5
Return on tangible equity (%)	9.6	12.8	5.9	11.9	11.2	10.8
Return on common equity tier 1 capital (%)	13.2	17.7	8.2	16.0	15.4	14.6
Return on risk-weighted assets, gross (%)	10.7	12.0	10.8	11.4	11.4	11.1
Return on leverage ratio denominator, gross (%)[3]	3.2	3.5	3.1	3.3	3.3	3.3
Cost / income ratio (%)	75.8	72.3	86.8	76.5	74.0	77.4
Effective tax rate (%)	21.9	20.4	21.6	20.8	21.1	23.4
Net profit growth (%)	(11.5)	39.8	129.4	0.7	11.6	(14.1)
Resources[2]
Total assets	1,063,838	1,098,099	972,183	968,728	1,063,838	968,728
Equity attributable to shareholders	57,035	57,949	54,533	53,180	57,035	53,180
Common equity tier 1 capital[4]	38,146	36,691	35,582	34,948	38,146	34,948
Risk-weighted assets[4]	286,436	286,256	259,208	262,135	286,436	262,135
Common equity tier 1 capital ratio (%)[4]	13.3	12.8	13.7	13.3	13.3	13.3
Going concern capital ratio (%)[4]	18.7	18.1	20.0	19.1	18.7	19.1
Total loss-absorbing capacity ratio (%)[4]	32.7	32.7	34.6	33.3	32.7	33.3
Leverage ratio denominator[4]	974,348	955,932	911,325	911,379	974,348	911,379
Leverage ratio denominator (with temporary FINMA exemption)[5]	885,146	877,463			885,146
Common equity tier 1 leverage ratio (%)[4]	3.92	3.84	3.90	3.83	3.92	3.83
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[5]	4.31	4.18			4.31
Going concern leverage ratio (%)[4]	5.5	5.4	5.7	5.5	5.5	5.5
Going concern leverage ratio (%) (with temporary FINMA exemption)[5]	6.0	5.9			6.0
Total loss-absorbing capacity leverage ratio (%)[4]	9.6	9.8	9.8	9.6	9.6	9.6
Liquidity coverage ratio (%)[6]	155	139	134	145	155	145
Other
Invested assets (USD billion)[7]	3,588	3,236	3,607	3,381	3,588	3,381
Personnel (full-time equivalents)	69,931	69,437	68,601	66,922	69,931	66,922
Market capitalization[8]	41,303	33,649	45,661	43,491	41,303	43,491
Total book value per share (USD)[8]	15.90	16.17	15.08	14.53	15.90	14.53
Total book value per share (CHF)[8]	15.06	15.58	14.60	14.18	15.06	14.18
Tangible book value per share (USD)[8]	14.11	14.38	13.29	12.72	14.11	12.72
Tangible book value per share (CHF)[8]	13.37	13.86	12.87	12.42	13.37	12.42

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    3 The leverage ratio denominators as of 30 June 2020 and 31 March 2020, which are used for the return calculation, do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Refer to the “Recent developments” and “Capital management” sections of this report for further details about the temporary FINMA exemption.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Our response to COVID-19

The COVID-19 pandemic has required our ongoing focus on safeguarding the well-being of our employees and their families, serving our clients, and preserving operational continuity.

Our employees and external workforce have continued to work from home to a substantial degree, with around 90,000 internal and external staff being able to access our systems remotely. Restrictions around office-based work have been adapted and partially lifted toward the end of the second quarter of 2020 based on our thorough assessments of country-, location- and job-specific circumstances, as well as on governmental requirements.

Our firm demonstrated sustained resilience in the second quarter, underscoring the benefits of our integrated and diversified business model, disciplined risk management and ongoing investment in technology and infrastructure. The measures we have implemented to adapt to the COVID-19 pandemic have proven largely effective in addressing the relevant challenges and operational risks and some of these measures represent an acceleration of longer-term plans.

We are actively engaged in lending activities to support our clients and the economy, and we are involved in the execution of government-backed programs to assist businesses. We have continued to provide loans under the loan guarantee program in Switzerland that was established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs). As of 17 July 2020, we have processed more than 24,000 applications from clients under this program and have committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.5 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. CHF 1.5 billion (47%) has been drawn under the program. We remain committed to donating any potential profits in relation to the government-backed lending program to COVID-19 relief efforts; however, as previously communicated, we do not expect any such profits in 2020.

Credit impairments and expected credit losses under IFRS 9 have remained at elevated levels during the second quarter of 2020, as a result of continued and forecasted adverse economic conditions. While the pandemic-related credit loss expenses we have recognized to date reflect our outlook and forecast as of the end of the second quarter of 2020, given the continued uncertainty related to the effects of the COVID-19 pandemic on businesses and the economy, it is reasonable to expect elevated credit loss expenses to persist year on year during the second half of 2020, although at lower levels than seen in the first half of 2020.

COVID-19-related regulatory and legal developments

In May 2020, the Swiss Financial Market Supervisory Authority (FINMA) published guidance related to regulatory exemptions that were provided in the first quarter of 2020 in light of the COVID-19 pandemic. Based on such guidance, the temporary exemption that permits banks to exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios has been extended for all banks from 1 July 2020 until 1 January 2021.

The loan guarantee program that was set up by the Swiss Federal Council in March 2020 to provide liquidity to Swiss SMEs via Swiss banks permits the issuance of new credit lines until 31 July 2020. The Swiss Federal Council issued a draft law in July 2020 with a planned duration until 31 December 2032, seeking to transpose the loan guarantee program created under the emergency law in March 2020 into a federal law. The law will include provisions to terminate temporary measures early.

US regulatory authorities temporarily eased the supplementary leverage ratio (SLR) requirements for subsidiary banks of bank holding companies and intermediate holding companies in May 2020. UBS Americas Holding LLC has been subject to SLR requirements for local US reporting since 1 April 2020. The relief also permits exclusion of US Treasury securities and deposits at Federal Reserve Banks from the SLR denominator through March 2021.

The EU has adjusted the Capital Requirements Regulation, with no significant impact on UBS Group AG.

International action regarding capital distributions

During the second quarter of 2020, regulators in several jurisdictions implemented measures restricting bank capital distributions and share repurchase programs. These measures are intended to maintain capital resilience and lending capacity following the outbreak of the COVID-19 pandemic.

In June 2020, the European Systemic Risk Board issued a recommendation that would prevent EU financial institutions from making capital distributions and running share buyback programs. In the US, banking regulators have taken several actions, including a prohibition on increasing dividends and share repurchases through buybacks during the third quarter of 2020. In the UK, the Prudential Regulation Authority (the PRA) also asked the seven largest systemic UK banks to suspend dividends and share repurchases until the end of 2020 and to refrain from paying cash bonuses to senior staff, including all material risk takers (MRTs).

UBS continues to monitor policy developments on distributions. No such measures are currently under official consideration in Switzerland and the above-mentioned restrictions do not limit our ability to carry out capital distributions.

Other regulatory and legal developments

Revision of the Swiss Banking Act

In June 2020, the Swiss Federal Council adopted a dispatch on the partial revision of the Banking Act.

The proposed measures would strengthen the Swiss depositor protection scheme by requiring banks to deposit half of their contribution obligations for the deposit protection scheme in securities or cash with a custodian. An adjustment to the Intermediated Securities Act would require custodians of securities to separate their own portfolios from the portfolios of their clients. Furthermore, the revision amends the section of the Swiss Banking Act on bank insolvency provisions, including the ranking of claims in case of a bail-in and the required subordination of bail-in bonds, except those issued by a holding company with pari-passu liabilities of less than 5% of the total bail-in bond capital.

The revised Banking Act is not expected to come into force until the start of 2022. We expect moderate additional costs for all Switzerland-based Group entities in scope.

Brexit

Following the UK’s withdrawal from the EU, negotiations are continuing on the future EU–UK relationship ahead of the end of the transition period, which is scheduled to expire on 31 December 2020.

The UK and EU had both committed to complete the various equivalence assessments under existing financial services legislation by June 2020, but no further information from the EU and UK authorities about the outcome of those assessments has been released. It is unclear whether and when the EU and the UK will grant equivalence to each other.

Should the UK exit the transition period without at least the majority of equivalence determinations in place, significant market disruption may result. UBS Europe SE’s exposures to UK central counterparties (CCPs) would need to be migrated to an EU CCP before the end of the transition period. In addition, a number of market structure issues remain unresolved, including the operation of derivatives and share trading obligations under the EU’s Markets in Financial Instruments Directive II.

Developments related to the transition away from IBORs

The UK PRA and the Financial Conduct Authority (the FCA) have confirmed that the deadline for transitioning away from LIBOR remains the end of 2021. Her Majesty’s Treasury has also announced that the FCA will be given additional powers to ensure a smooth wind-down of LIBOR and deal with complex legacy contracts that cannot transition from LIBOR. While the end-of-2021 deadline remains, various national working groups have deferred interim transition milestones in response to the progress being made by the market and increased challenges introduced by COVID-19.

Across various markets, UBS has a substantial number of contracts linked to interbank offered rates. The new, risk-free alternative reference rates (ARRs) do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. With the exception of the Sterling Overnight Interbank Average rate (SONIA), liquidity in ARRs remains low. Following two market-wide consultations undertaken by the International Swaps and Derivatives Association, a key milestone for the derivatives markets is the publication of a revised fallback clause.

We have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition. UBS is committed to timely, orderly transition by the end of 2021; however, some contracts based on legacy IBORs will likely remain beyond 2021.

In May 2020, we launched our Swiss Average Rate Overnight (SARON) mortgage in the Swiss market.

Results of the annual Comprehensive Capital Analysis and Review

In June 2020, the Federal Reserve Board released the results of its annual Dodd–Frank Act Stress Tests (DFAST) and Comprehensive Capital Analysis and Review (CCAR).

UBS’s intermediate holding company, UBS Americas Holding LLC, exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve Board did not object to its capital plan. As a result, UBS Americas Holding LLC will no longer be subject to the qualitative assessment component of CCAR. The Federal Reserve Board also conducted sensitivity analyses to model the economic effects of the COVID-19 pandemic. As a result of these supplementary analyses, the Federal Reserve Board determined that firms should resubmit revised capital plans based on a new stress scenario that is to be provided to supervised firms by 30 September 2020.

Environmental, social and governance

In April 2020, the European Supervisory Authorities launched a consultation on the draft regulatory technical standards (RTS) on environmental, social and governance (ESG) disclosure standards. The draft RTS require financial institutions to publish and maintain a statement about their investment decisions’ principal adverse impacts on sustainability factors. The draft RTS also contain very detailed adverse impact disclosure requirements, both at an entity and a product level. At present, such information is not available in a standardized and reportable way, posing significant challenges to the implementation of the RTS if enacted as proposed. The consultation closes on 1 September 2020.

The Responsible Business Initiative (RBI) aims to introduce global due diligence requirements for human rights and environmental standards for Switzerland-based firms. A public vote on the RBI is scheduled for November 2020. The Swiss parliament has adopted a contingent counter-proposal to the RBI, which is aligned with current EU disclosure regulation and contains a reporting obligation on human rights and environmental standards, with due diligence requirements in the areas of child labor and conflict minerals. If the RBI is rejected in the November referendum, the counter-proposal will automatically become effective.

Recent developments

Other developments

Sale of a majority stake in UBS Fondcenter

In the first quarter of 2020, we announced that we will sell a majority stake in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. We currently expect to close the transaction in the third quarter of 2020, recording a post-tax gain of around USD 600 million. CET1 capital is expected to increase by around USD 400 million.

→   Refer to “Note 32 Changes in organization and acquisitions and disposals” in the “Consolidated financial statements” section of our Annual Report 2019 for more information

Banking partnership with Banco do Brasil

As disclosed in our Annual Report 2019, we signed a binding agreement with Banco do Brasil in November 2019 to establish a strategic investment banking partnership that will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. The transaction was initially expected to close in the first half of 2020. However, given the COVID-19 pandemic and the measures taken by governments to limit or close down non-essential business activity, we currently expect the transaction to close in the second half of 2020, subject to regulatory approvals. Upon closing of this transaction, CET1 capital is currently expected to decrease by USD 100 million to USD 200 million.

→   Refer to “Note 32 Changes in organization and acquisitions and disposals” in the “Consolidated financial statements” section of our Annual Report 2019 for more information

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD million	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19
Net interest income	1,392	1,330	1,026	5	36	2,722	2,149
Other net income from financial instruments measured at fair value through profit or loss	1,932	1,807	1,939	7	0	3,738	3,874
Credit loss (expense) / recovery	(272)	(268)	(12)	2		(540)	(33)
Fee and commission income	4,729	5,477	4,907	(14)	(4)	10,207	9,448
Fee and commission expense	(419)	(456)	(434)	(8)	(3)	(875)	(842)
Net fee and commission income	4,311	5,021	4,474	(14)	(4)	9,332	8,606
Other income	41	43	105	(6)	(61)	84	154
Total operating income	7,403	7,934	7,532	(7)	(2)	15,337	14,750
Personnel expenses	4,283	4,321	4,153	(1)	3	8,604	8,196
General and administrative expenses	1,063	1,133	1,175	(6)	(10)	2,196	2,362
Depreciation and impairment of property, equipment and software	458	456	427	0	7	914	854
Amortization and impairment of goodwill and intangible assets	17	16	18	8	(5)	32	33
Total operating expenses	5,821	5,926	5,773	(2)	1	11,747	11,445
Operating profit / (loss) before tax	1,582	2,008	1,759	(21)	(10)	3,591	3,305
Tax expense / (benefit)	347	410	366	(15)	(5)	757	773
Net profit / (loss)	1,236	1,598	1,393	(23)	(11)	2,833	2,532
Net profit / (loss) attributable to non-controlling interests	3	3	1	13	246	6	(1)
Net profit / (loss) attributable to shareholders	1,232	1,595	1,392	(23)	(11)	2,827	2,533

Comprehensive income
Total comprehensive income	209	4,195	2,473	(95)	(92)	4,404	3,512
Total comprehensive income attributable to non-controlling interests	4	(2)	(5)			3	(3)
Total comprehensive income attributable to shareholders	205	4,197	2,478	(95)	(92)	4,402	3,515

Group performance

Performance of our business divisions and Group Functions
	For the quarter ended 30.6.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	3,942	823	524	2,268	(155)	7,403

Operating expenses	3,062	586	367	1,656	151	5,821
of which: net restructuring expenses[1]	11	4	1	5	0	21
of which: net expenses for litigation, regulatory and similar matters[2]	8	(6)	0	1	0	2

Operating profit / (loss) before tax	880	238	157	612	(305)	1,582

	For the quarter ended 31.3.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	4,547	904	514	2,449	(480)	7,934

Operating expenses	3,329	570	357	1,741	(71)	5,926
of which: net restructuring expenses[1]	61	1	5	19	0	86
of which: net expenses for litigation, regulatory and similar matters[2]	7	0	0	(1)	(1)	6

Operating profit / (loss) before tax	1,218	334	157	709	(410)	2,008

	For the quarter ended 30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	4,057	958	475	2,071	(30)	7,532
of which: net foreign currency translation gains[3]					10	10

Operating expenses	3,183	568	351	1,644	26	5,773
of which: net restructuring expenses[1]	12	2	10	13	1	39
of which: net expenses for litigation, regulatory and similar matters[2]	19	0	0	(1)	(14)	4

Operating profit / (loss) before tax	874	390	124	427	(56)	1,759

1 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 0 million, USD 1 million and USD 1 million for the quarters ended 30 June 2020, 31 March 2020 and 30 June 2019, respectively.    3 Related to the disposal or closure of foreign operations.

Performance of our business divisions and Group Functions
	Year-to-date 30.6.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	8,489	1,727	1,038	4,718	(635)	15,337

Operating expenses	6,391	1,155	724	3,396	80	11,747
of which: net restructuring expenses[1]	72	5	6	24	0	107
of which: net expenses for litigation, regulatory and similar matters[2]	15	(6)	0	0	(1)	8

Operating profit / (loss) before tax	2,098	572	314	1,321	(715)	3,591

	Year-to-date 30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	8,061	1,915	921	3,836	17	14,750
of which: net foreign currency translations gains[3]					10	10

Operating expenses	6,323	1,139	693	3,202	88	11,445
of which: net restructuring expenses[1]	22	6	16	27	(1)	70
of which: net expenses for litigation, regulatory and similar matters[2]	20	0	0	(2)	(22)	(4)

Operating profit / (loss) before tax	1,737	777	228	634	(71)	3,305

1 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 1 million and USD 8 million for the first six months of 2020 and 2019, respectively.    3 Related to the disposal or closure of foreign operations.

Results: 2Q20 vs 2Q19

Profit before tax decreased by USD 177 million, or 10%, to USD 1,582 million, mainly driven by lower operating income. Operating income decreased by USD 129 million, or 2%, to USD 7,403 million, mainly reflecting a USD 260 million increase in net credit loss expenses, USD 163 million lower net fee and commission income, and a USD 64 million decrease in other income. This was partly offset by a USD 359 million increase in net interest income and other net income from financial instruments measured at fair value through profit or loss. Operating expenses increased by USD 48 million, or 1%, to USD 5,821 million, mainly reflecting higher personnel expenses, partly offset by lower general and administrative expenses.

Operating income: 2Q20 vs 2Q19

Total operating income decreased by USD 129 million, or 2%, to USD 7,403 million.

Group performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD million	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,041	1,069	794	(3)	31	2,110	1,579
Net interest income from financial instruments measured at fair value through profit or loss	351	261	232	34	51	612	571
Other net income from financial instruments measured at fair value through profit or loss	1,932	1,807	1,939	7	0	3,738	3,874
Total	3,324	3,137	2,965	6	12	6,461	6,023
Global Wealth Management	1,291	1,331	1,206	(3)	7	2,622	2,467
of which: net interest income	1,023	1,031	966	(1)	6	2,054	1,975
of which: transaction-based income from foreign exchange and other intermediary activity[1]	269	300	240	(10)	12	569	492
Personal & Corporate Banking	608	609	610	0	0	1,217	1,219
of which: net interest income	517	511	501	1	3	1,029	994
of which: transaction-based income from foreign exchange and other intermediary activity[1]	91	97	110	(7)	(17)	188	225
Asset Management	(3)	(3)	1	(2)		(6)	2
Investment Bank[2]	1,496	1,610	1,185	(7)	26	3,106	2,278
Global Banking[3]	158	112	115	42	37	270	205
Global Markets[3]	1,338	1,498	1,069	(11)	25	2,836	2,073
Group Functions	(70)	(409)	(37)	(83)	89	(479)	57

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.    3 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets. The presentation of prior-year information reflects the new structure, with no effect on the overall results of the Investment Bank.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 359 million to USD 3,324 million.

The Investment Bank increased by USD 311 million to USD 1,496 million, largely driven by Global Markets. Income increased in the Derivatives & Solutions business, mainly driven by higher client activity levels across Foreign Exchange, Rates and Credit products, partly offset by a decrease in Equity Derivatives net revenues, reflecting challenging market conditions for our structured derivatives business.

Global Wealth Management increased by USD 85 million to USD 1,291 million. This mainly reflected a USD 57 million increase in net interest income, despite lower US dollar interest rates, mainly driven by an increase in loan revenues as a result of higher loan margins and loan volumes, and an increase in deposit revenues. This was partly offset by lower investment-of-equity income. In addition, a USD 29 million increase in transaction-based income from foreign exchange and other intermediary activity was driven by higher levels of client activity.

Group Functions decreased by USD 33 million to negative USD 70 million. This was driven by an USD 82 million decrease in Group Treasury, reflecting lower income relating to centralized Group Treasury risk management services, driven by increased liquidity costs in relation to COVID-19 market stress, as well as lower income from accounting asymmetries including hedge accounting ineffectiveness. In addition, there was USD 20 million lower net income in Non-core Legacy Portfolio. These decreases were partly offset by a USD 69 million increase in Group Services, mainly reflecting lower funding costs related to deferred tax assets.

→   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net fee and commission income

Net fee and commission income was USD 4,311 million, compared with USD 4,474 million.

M&A and corporate finance fees decreased by USD 179 million to USD 117 million, primarily reflecting lower revenues from mergers and acquisitions in our Global Banking business in the Investment Bank, while the global fee pool declined by 23%.

Net brokerage fees increased by USD 158 million to USD 896 million, reflecting higher levels of client activity in the Investment Bank and Global Wealth Management.

Fees for portfolio management and related services decreased by USD 102 million to USD 1,813 million, predominantly in Global Wealth Management, mainly due to margin compression and lower invested assets at the beginning of the quarter, largely reflecting the effects of the COVID-19 pandemic on equity markets.

Other fee and commission income decreased by USD 64 million to USD 387 million, largely driven by Global Wealth Management, mainly in the Americas, and Personal & Corporate Banking, mainly reflecting lower credit card revenues.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income decreased by USD 64 million to USD 41 million. The second quarter of 2019 included a gain of USD 38 million related to the settlement of a litigation claim, income of USD 14 million related to a claim on a defaulted counterparty position and net foreign currency gains of USD 10 million related to the disposal of a branch.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS
For the quarter ended 30.6.20
Stages 1 and 2	(45)	(100)	0	(56)	0	(202)
Stage 3	(19)	(10)	0	(22)	(20)	(70)
Total credit loss (expense) / recovery	(64)	(110)	0	(78)	(20)	(272)

For the quarter ended 31.3.20
Stages 1 and 2	(12)	(16)	0	(62)	0	(89)
Stage 3	(41)	(62)	0	(60)	(16)	(179)
Total credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)

For the quarter ended 30.6.19
Stages 1 and 2	8	12	0	3	0	22
Stage 3	(12)	(13)	0	(5)	(5)	(35)
Total credit loss (expense) / recovery	(5)	(1)	0	(1)	(6)	(12)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS
Year-to-date 30.6.20
Stages 1 and 2	(57)	(116)	0	(118)	0	(291)
Stage 3	(61)	(71)	0	(82)	(35)	(249)
Total credit loss (expense) / recovery	(117)	(187)	0	(200)	(35)	(540)

Year-to-date 30.6.19
Stages 1 and 2	11	16	0	(10)	0	17
Stage 3	(14)	(15)	0	(14)	(6)	(50)
Total credit loss (expense) / recovery	(4)	1	0	(24)	(6)	(33)

Credit loss expense / recovery

Total net credit loss expenses were USD 272 million during the second quarter of 2020, compared with USD 12 million in the prior-year quarter, reflecting net expenses of USD 202 million related to stage 1 and 2 positions and net expenses of USD 70 million related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 202 million were primarily driven by a net expense of USD 127 million from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. This also led to exposure movements from stage 1 to stage 2 as probabilities of default increased.

The remaining stage 1 and 2 expenses of USD 75 million mainly reflect the effects of expert judgement overlays for selected exposures to Swiss large corporates and small and medium-sized entities, as well as remeasurements within our loan books, mainly in the Investment Bank. These were partly offset by recoveries on energy-related exposures and securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020.

Stage 3 net credit loss expenses were USD 70 million. In the Investment Bank, stage 3 net expenses of USD 22 million were driven by USD 38 million of expenses recognized across various positions, partly offset by recoveries on securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020. In Group Functions, stage 3 expenses of USD 20 million arose from an energy-related exposure in the Non-core and Legacy Portfolio. In Global Wealth Management, stage 3 net expenses of USD 19 million primarily reflected USD 9 million on a single structured margin-lending position, with the remaining USD 10 million on a number of smaller positions across the portfolios. In Personal & Corporate Banking, stage 3 net expenses of USD 10 million arose primarily on two newly defaulted clients in the corporate lending portfolio.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD million	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19
Personnel expenses	4,283	4,321	4,153	(1)	3	8,604	8,196
of which: salaries and variable compensation	2,696	2,561	2,523	5	7	5,258	4,943
of which: financial advisor compensation[1]	941	1,094	1,005	(14)	(6)	2,035	1,965
of which: other personnel expenses[2]	645	666	625	(3)	3	1,311	1,287
General and administrative expenses	1,063	1,133	1,175	(6)	(10)	2,196	2,362
of which: net expenses for litigation, regulatory and similar matters	2	6	4	(71)	(56)	8	(4)
of which: other general and administrative expenses	1,061	1,127	1,171	(6)	(9)	2,188	2,366
Depreciation and impairment of property, equipment and software	458	456	427	0	7	914	854
Amortization and impairment of goodwill and intangible assets	17	16	18	8	(5)	32	33
Total operating expenses	5,821	5,926	5,773	(2)	1	11,747	11,445

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Operating expenses: 2Q20 vs 2Q19

Operating expenses increased by USD 48 million, or 1%, to USD 5,821 million.

Personnel expenses

Personnel expenses increased by USD 130 million to USD 4,283 million, mainly driven by higher expenses for variable compensation and an increase in accruals for untaken vacation. This was partly offset by lower financial advisor compensation in Global Wealth Management, driven by a decrease in compensable revenues in the Americas.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 112 million to USD 1,063 million. This was mainly driven by lower travel and entertainment expenses, outsourcing costs, and professional fees.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2019 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 31 million to USD 458 million, mainly driven by higher expenses for capitalized internally generated software.

Tax: 2Q20 vs 2Q19

We recognized income tax expenses of USD 347 million for the second quarter of 2020, representing an effective tax rate of 21.9%, compared with USD 366 million for the second quarter of 2019.

Current tax expenses were USD 343 million, compared with USD 209 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 4 million, compared with USD 157 million. These included expenses of USD 68 million in respect of the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences, which primarily relate to UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 31 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in the second quarter of 2020. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs. This amount represents one half of the expected full-year benefit and, therefore, further amounts totaling USD 31 million will be recognized in the third and fourth quarters of 2020 in accordance with the requirements of IAS 34, Interim Financial Reporting. Deferred tax expenses were also decreased by a benefit of USD 33 million in respect of an increase in temporary difference DTAs as the expected value of future tax deductions for deferred compensation awards increased.

Group performance

Excluding any potential effects from the reassessment of deferred tax assets in the fourth quarter of 2020 in connection with our business planning process, we expect a tax rate for 2020 of around 20%. This reflects the effects of the aforementioned increase in DTAs from the contribution of real estate assets as well as the limited tax expense impact from the sale of the majority stake in UBS Fondcenter AG, which is expected to close in the third quarter of 2020.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

→   Refer to the “Recent developments” section of this report for more information about the sale of the majority stake in UBS Fondcenter AG

Total comprehensive income attributable to shareholders: 2Q20 vs 2Q19

Total comprehensive income attributable to shareholders was USD 205 million, compared with USD 2,478 million. Net profit attributable to shareholders was USD 1,232 million, compared with USD 1,392 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was negative USD 1,027 million, compared with positive USD 1,086 million.

In the second quarter of 2020, OCI related to own credit on financial liabilities designated at fair value was negative USD 872 million, compared with positive USD 72 million, primarily due to a significant tightening of our own credit spreads compared with the first quarter of 2020, which have largely returned to the levels observed prior to the COVID-19 pandemic.

Defined benefit plan OCI was negative USD 500 million, compared with positive USD 8 million. We recorded net pre-tax OCI losses of USD 412 million related to our non-Swiss pension plans, mainly driven by the UK defined benefit plans, which incurred OCI losses of USD 374 million. This reflected OCI losses of USD 707 million from the remeasurement of the defined benefit obligation, primarily reflecting a decrease in the applicable discount rate, partly offset by OCI gains of USD 333 million due to a positive return on plan assets. The net pre-tax OCI loss related to the Swiss pension plan was USD 7 million.

Taxes on defined benefit plan OCI amounted to a net expense of USD 80 million in the second quarter of 2020. This was primarily due to the derecognition of DTAs in respect of UK tax losses carried forward that relate to previous contributions to the UK defined benefit plans as a result of a decrease in the expected future taxable income following the reversal of cumulative own credit gains.

OCI related to the cost of hedging was negative USD 13 million in the second quarter of 2020.

Foreign currency translation OCI was positive USD 261 million in the second quarter of 2020, mainly resulting from the strengthening of the Swiss franc (2%), the euro (2%) and the Australian dollar (12%) against the US dollar. OCI related to foreign currency translation in the same quarter of last year was positive USD 168 million.

OCI related to cash flow hedges was positive USD 95 million, mainly reflecting an increase in unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant US dollar long-term interest rates. In the second quarter of 2019, OCI related to cash flow hedges was positive USD 773 million.

OCI associated with financial assets measured at fair value through OCI was positive USD 1 million, compared with positive USD 65 million in the same quarter of last year.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 11 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2019 for more information about other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 June 2020, we estimate that a parallel shift in yield curves by plus 100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.4 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by minus 100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.3 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 30 June 2020 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer  to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 2Q20 vs 2Q19

The cost / income ratio was 75.8%, compared with 76.5%, driven mainly by an increase in income. The cost / income ratio is measured based on income before credit loss expenses.

Common equity tier 1 capital: 2Q20 vs 1Q20

During the second quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.5 billion to USD 38.1 billion, mainly as a result of operating profit before tax and foreign currency effects, which were partially offset by current taxes, defined benefit plans and accruals for capital returns to shareholders.

Considering the elevated uncertainty about the size and depth of the economic shock resulting from COVID-19, as well as widespread regulatory direction to maintain capital flexibility, we are reviewing the mix between cash dividends and share repurchases. While it is premature to provide guidance for 2020, going forward our intention is to continue to pay out excess capital and maintain our overall capital returns to shareholders consistent with previous levels. Depending on business development and the outlook in the second half, we may resume share repurchases in the fourth quarter.

Similar to the prior quarter, our Basel III expected loss on portfolios subject to internal ratings remained higher than IFRS 9 stage 1 and 2 expected credit losses, with the excess amount deducted from CET1 capital. As a consequence, the stage 1 and 2 credit loss expense in the second quarter of 2020 related to positions under the IRB approach did not decrease our CET1 capital.

Return on CET1 capital: 2Q20 vs 2Q19

The annualized return on CET1 capital (RoCET1) was 13.2%, compared with 16.0%, driven by a decrease in net profit attributable to shareholders and an increase in the average CET1 capital.

Risk-weighted assets: 2Q20 vs 1Q20

Risk-weighted assets (RWA) increased by USD 0.2 billion to USD 286.4 billion, reflecting increases from model updates of USD 4.6 billion and currency effects of USD 2.1 billion, as well as regulatory add-ons of USD 1.5 billion, partly offset by decreases in asset size and other movements of USD 4.6 billion and methodology and policy changes of USD 3.4 billion.

Common equity tier 1 capital ratio: 2Q20 vs 1Q20

Our CET1 capital ratio increased from 12.8% to 13.3%, reflecting the aforementioned USD 1.5 billion increase in CET1 capital.

Leverage ratio denominator (excluding temporary exemption from FINMA): 2Q20 vs 1Q20

The leverage ratio denominator (LRD) increased by USD 18 billion to USD 974 billion. This increase was driven by an increase in asset size and other movements of USD 9 billion, mainly reflecting an increase in high-quality liquidity assets and partly offset by derivative exposures and securities financing transactions, as well as an increase due to currency effects of USD 9 billion.

Common equity tier 1 leverage ratio (excluding temporary exemption from FINMA): 2Q20 vs 1Q20

Our CET1 leverage ratio increased from 3.84% to 3.92% in the second quarter of 2020, as the aforementioned USD 1.5 billion increase in CET1 capital offset the aforementioned USD 18 billion increase in the LRD. We expect our CET1 leverage ratio to remain above 3.7% for the near future.

Going concern leverage ratio (excluding temporary exemption from FINMA): 2Q20 vs 1Q20

Our going concern leverage ratio increased from 5.4% to 5.5%, driven by a USD 1.6 billion increase in total going concern capital, partly offset by the aforementioned USD 18 billion increase in the LRD.

Personnel: 2Q20 vs 1Q20

We employed 69,931 personnel (full-time equivalents) as of 30 June 2020, a net increase of 494 compared with 31 March 2020. This mainly reflects the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, as well as staffing to address regulatory requirements, partly offset by the effect of our cost management initiatives.

Group performance

Return on equity and CET1 capital
	As of or for the quarter ended			Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19

Net profit
Net profit / (loss) attributable to shareholders	1,232	1,595	1,392	2,827	2,533

Equity
Equity attributable to shareholders	57,035	57,949	53,180	57,035	53,180
Less: goodwill and intangible assets	6,414	6,407	6,624	6,414	6,624
Tangible equity attributable to shareholders	50,620	51,542	46,555	50,620	46,555
Less: other CET1 deductions	12,474	14,851	11,607	12,474	11,607
Common equity tier 1 capital	38,146	36,691	34,948	38,146	34,948

Returns
Return on equity (%)	8.6	11.3	10.4	9.9	9.5
Return on tangible equity (%)	9.6	12.8	11.9	11.2	10.8
Return on common equity tier 1 capital (%)	13.2	17.7	16.0	15.4	14.6

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Group Functions” section of this report.

Net new money[1]
	For the quarter ended			Year-to-date
USD billion	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Global Wealth Management	9.2	11.6	(1.7)	20.8	20.6
Asset Management	19.2	32.7	(15.0)	51.9	(14.9)
of which: excluding money market flows	8.8	22.8	(13.9)	31.6	(16.1)
of which: money market flows	10.4	9.9	(1.1)	20.3	1.3
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
USD billion	30.6.20	31.3.20	30.6.19	31.3.20	30.6.19
Global Wealth Management	2,590	2,339	2,486	11	4
Asset Management	928	832	831	12	12
of which: excluding money market funds	805	720	734	12	10
of which: money market funds	123	111	97	11	26

Results: 6M20 vs 6M19

Profit before tax increased by USD 286 million, or 9%, to USD 3,591 million.

Operating income increased by USD 587 million, or 4%, to USD 15,337 million, driven by USD 726 million higher net fee and commission income. Net brokerage fee income increased by USD 569 million due to higher levels of client activity in Global Wealth Management and the Investment Bank, and investment fund fees and fees for portfolio management and related services increased by USD 272 million, mainly reflecting higher average invested assets.

In addition, net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 438 million, mainly driven by higher income in our Global Markets business in the Investment Bank as a result of higher volumes and market volatility, and in Global Wealth Management, driven by higher net interest income, mainly reflecting growth in lending revenues, partly offset by lower deposit revenues as a result of lower US dollar interest rates, as well as higher transaction-based income as a result of elevated client activity levels. These effects were partly offset by a decrease in Group Functions, mainly reflecting losses in Group Treasury in relation to accounting asymmetries including hedge accounting, compared with positive income in the prior year, and higher negative income related to centralized Group Treasury risk management services. In addition, Non-core and Legacy Portfolio recognized valuation losses of USD 143 million on auction rate securities compared with valuation gains of USD 32 million recognized in the prior-year period. The decreases in Group Treasury and Non-core and Legacy Portfolio were partly offset by an increase in Group Services, mainly as a result of lower funding costs related to deferred tax assets.

The increases in net fee and commission income, net interest income and other net income from financial instruments measured at fair value through profit or loss were partly offset by a USD 507 million increase in net credit loss expenses.

Operating expenses increased by USD 302 million, or 3%, mainly reflecting a USD 408 million increase in personnel expenses, driven by higher expenses for variable compensation and an increase in accruals for untaken vacation, as well as higher financial advisor compensation in Global Wealth Management. This was partly offset by a USD 166 million decrease in general and administrative expenses, mainly reflecting lower travel and entertainment expenses, outsourcing costs, and professional fees.

Outlook

While measures to contain the COVID-19 pandemic have had initial success in some countries, there has been material disruption to many businesses as well as increased unemployment. The timing and path of recovery is likely to vary widely based on effectiveness of efforts to control the spread of COVID-19 and economic stimulus measures in different countries as well as increasing geopolitical tensions and political uncertainties. The range of possible outcomes remains very wide, and making reliable predictions about the timing and shape of any potential economic recovery remains difficult.

Given the continued uncertainty related to the pandemic, it is reasonable to expect elevated Group credit loss expenses in the second half of 2020, but below those seen in the first half of the year. The majority of our credit exposures are either with our Global Wealth Management clients or in Switzerland, and are of high quality. Switzerland’s effective crisis management measures will help it withstand this shock to the economy. Higher market levels at the start of the quarter will benefit recurring fee income. Our ongoing actions to improve our net interest income, including loan growth, should partly offset higher liquidity costs incurred to respond to the current environment, in addition to US dollar interest rate headwinds. Going forward, the pandemic, along with seasonality, may have an impact on client activity levels.

We remain focused on supporting our employees, clients and the economies in which we operate while executing on our strategic plans and maintaining our disciplined approach to managing risks across the firm.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Net interest income	1,023	1,031	966	(1)	6	2,054	1,975
Recurring net fee income[2]	2,128	2,434	2,315	(13)	(8)	4,562	4,533
Transaction-based income[3]	824	1,113	764	(26)	8	1,937	1,529
Other income	32	21	17	50	88	53	28
Income	4,006	4,600	4,062	(13)	(1)	8,606	8,064
Credit loss (expense) / recovery	(64)	(53)	(5)	21		(117)	(4)
Total operating income	3,942	4,547	4,057	(13)	(3)	8,489	8,061
Total operating expenses	3,062	3,329	3,183	(8)	(4)	6,391	6,323
Business division operating profit / (loss) before tax	880	1,218	874	(28)	1	2,098	1,737

Performance measures and other information
Recurring income[4]	3,151	3,465	3,280	(9)	(4)	6,616	6,507
Recurring income as a percentage of income (%)	78.6	75.3	80.8			76.9	80.7
Financial advisor variable compensation[5,6]	813	964	879	(16)	(7)	1,777	1,694
Compensation commitments with recruited financial advisors[5,7]	128	130	127	(2)	1	258	271
Pre-tax profit growth (%)	0.7	41.1	(9.1)			20.8	(15.8)
Cost / income ratio (%)	76.4	72.4	78.4			74.3	78.4
Average attributed equity (USD billion)[8]	16.7	16.5	16.6	1	0	16.6	16.5
Return on attributed equity (%)[8]	21.1	29.6	21.0			25.3	21.0
Risk-weighted assets (USD billion)[8]	82.8	78.8	77.3	5	7	82.8	77.3
Leverage ratio denominator (USD billion)[8,9]	330.7	310.6	323.2	6	2	330.7	323.2
Goodwill and intangible assets (USD billion)	5.1	5.1	5.1	0	(1)	5.1	5.1
Net new money (USD billion)	9.2	11.6	(1.7)			20.8	20.6
Invested assets (USD billion)	2,590	2,339	2,486	11	4	2,590	2,486
Net margin on invested assets (bps)[10]	14	20	14	(27)	1	17	14
Gross margin on invested assets (bps)	65	74	66	(12)	(2)	70	67
Client assets (USD billion)	2,881	2,591	2,768	11	4	2,881	2,768
Loans, gross (USD billion)[11]	188.6	184.6	176.4	2	7	188.6	176.4
Customer deposits (USD billion)[11]	314.8	310.9	288.7	1	9	314.8	288.7
Recruitment loans to financial advisors[5]	1,930	1,997	2,195	(3)	(12)	1,930	2,195
Other loans to financial advisors[5]	743	703	880	6	(16)	743	880
Advisors (full-time equivalents)	9,786	9,983	10,403	(2)	(6)	9,786	10,403

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as credit card fees and administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Recurring income consists of net interest income and recurring net fee income.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Refer to the “Capital management” section of this report for more information.    9 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    10 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    11 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.

Results: 2Q20 vs 2Q19

Profit before tax increased by USD 6 million, or 1%, to USD 880 million, reflecting lower operating expenses, which more than offset lower operating income.

Operating income

Total operating income decreased by USD 115 million, or 3%, to USD 3,942 million, mainly driven by lower recurring net fee income and higher credit loss expenses, partly offset by higher transaction-based and net interest income.

Net interest income increased by USD 57 million, or 6%, to USD 1,023 million despite lower US dollar interest rates, mainly driven by an increase in loan revenues, as a result of higher loan volumes and margins, and an increase in deposit revenues, reflecting higher deposit volumes. This was partly offset by lower investment-of-equity income.

Recurring net fee income decreased by USD 187 million, or 8%, to USD 2,128 million, mainly due to lower invested assets at the beginning of the quarter, which drives the billing reference levels in our Americas business, largely reflecting the effects of the COVID-19 pandemic on equity markets, and due to margin compression from mandate product shifts and lower fund fees.

Transaction-based income increased by USD 60 million, or 8%, to USD 824 million, driven by continued high levels of client activity and greater market volatility.

Net credit loss expenses were USD 64 million, compared with net expenses of USD 5 million. Stage 1 and 2 credit loss expenses were USD 45 million, mainly due to expenses of USD 25 million resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions as well as model updates. Stage 3 net credit loss expenses were USD 19 million, primarily reflecting USD 9 million on a single structured margin lending position, with the remaining USD 10 million on a number of smaller positions across the portfolios.

Operating expenses

Total operating expenses decreased by USD 121 million, or 4%, to USD 3,062 million. The decrease was mainly driven by lower financial advisor variable compensation, reflecting a decrease in compensable revenues in the Americas, lower costs for travel and marketing as a result of COVID-19-related restrictions, and a decrease in other personnel expenses as a result of lower headcount.

Invested assets: 2Q20 vs 1Q20

Invested assets increased by USD 251 billion, or 11%, to USD 2,590 billion, driven by positive market performance of USD 230 billion, positive currency effects of USD 12 billion and net new money inflows of USD 9 billion.

Net new money inflows of USD 9 billion included the limited effects of seasonal tax outflows in the Americas of USD 0.4 billion, compared with USD 5.1 billion in the second quarter of 2019, as a result of the COVID-19-related extension of the tax due date in the US to July 2020. We therefore expect the larger part of seasonal tax outflows to affect net new money during the third quarter of 2020.

Mandate penetration increased to 34.2% from 33.8%, mostly reflecting positive market effects that had a proportionally greater impact on mandate volumes than on overall invested assets.

Loans: 2Q20 vs 1Q20

Loans increased by USD 4.0 billion, or 2%, to USD 188.6 billion, primarily driven by net new loans of USD 3.4 billion, which mainly originated in our Global Family Office. Net new loans were largely driven by an increase in Lombard loans.

Loan penetration decreased to 7.3% from 7.9%, driven by a proportionally higher increase in invested assets.

→   Refer to the “Risk management and control” section of this report for more information

Results: 6M20 vs 6M19

Profit before tax increased by USD 361 million, or 21%, to USD 2,098 million, reflecting higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 428 million, or 5%, to USD 8,489 million, mainly driven by higher transaction-based, net interest and recurring net fee income.

Net interest income increased by USD 79 million to USD 2,054 million, mainly reflecting growth in lending revenues, partly offset by lower deposit revenues as a result of lower US dollar interest rates and despite higher deposit volumes.

Recurring net fee income increased by USD 29 million to USD 4,562 million, primarily driven by higher average invested assets, partly offset by margin compression from mandate product shifts and lower fund fees.

Transaction-based income increased by USD 408 million to USD 1,937 million, reflecting higher levels of client activity in all regions.

Net credit loss expenses were USD 117 million, compared with net expenses of USD 4 million. Stage 1 and 2 credit loss expenses were USD 57 million, resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions as well as model updates. Stage 3 net credit loss expenses were USD 61 million, mostly reflecting losses from a small number of collateralized and securities-based lending positions, and, to a lesser extent, losses from other exposures.

Total operating expenses increased by USD 68 million, or 1%, to USD 6,391 million, mainly driven by higher financial advisor variable compensation and restructuring expenses. These effects were partly offset by lower costs for travel, marketing and professional fees as well as for other personnel expenses as a result of lower headcount.

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 30.6.20 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,017	396	859	658	3,942
Total operating expenses (USD million)	1,790	247	592	425	3,062
Operating profit / (loss) before tax (USD million)	227	149	267	233	880
Cost / income ratio (%)	86.5	61.0	68.7	64.6	76.4
Loans, gross[4]	63.7[5]	38.5	41.0	44.7	188.6
Net new loans	1.3	0.8	1.6	(0.2)	3.4
Loan penetration (%)[6]	4.7	16.3	7.7	10.0	7.3
Mandate volume	535	85	206	61	887
Mandate penetration (%)[6]	39.1	35.8	38.7	13.6	34.2
Invested assets	1,369	236	532	449	2,590
Net new money	0.1	0.8	8.0	0.2	9.2
Advisors (full-time equivalents)	6,410	714	1,615	947	9,786

1 Including business units: United States and Canada; and Latin America.    2 Including business units: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 12 million of total operating income, USD 8 million of total operating expenses, USD 4 million of operating profit before tax, USD 0.6 billion of loans, USD 0.0 billion of net new loan outflows, USD 0.3 billion of mandate volume, USD 3 billion of invested assets, USD 0.0 billion of net new money inflows and 100 advisors in the second quarter of 2020.    4 Including the impact of the aircraft finance business shift to the Global Wealth Management regions.    5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    6 Penetration as percentage of invested assets.

Regional comments 2Q20 vs 2Q19, except where indicated

Americas

Profit before tax decreased by USD 135 million to USD 227 million, reflecting lower operating income that was partly offset by a decrease in operating expenses, mainly due to lower compensable revenues for financial advisors. Operating income decreased by USD 254 million to USD 2,017 million, mainly driven by a decrease in recurring net fee income due to lower invested assets at the beginning of the second quarter of 2020, which drives the billing reference levels, largely reflecting the effects of the COVID-19 pandemic on equity markets, and USD 53 million credit loss expenses, mainly resulting from an update to the forward-looking scenarios as well as model updates. Loan volumes increased 2% compared with the first quarter of 2020, to USD 64 billion, reflecting USD 1.3 billion of net new loans. Mandate penetration was 39.1%.

Switzerland

Profit before tax increased by USD 4 million to USD 149 million, mainly reflecting lower operating expenses. Operating income was stable at USD 396 million. Lower recurring net fee income and higher net credit loss expenses were almost entirely offset by higher net interest income, driven by loan growth, and transaction-based income, resulting from higher client activity levels. Loan volumes increased 4% compared with the first quarter of 2020, to USD 39 billion, reflecting USD 0.8 billion of net new loans. Mandate penetration was 35.8%.

EMEA

Profit before tax increased by USD 37 million to USD 267 million, reflecting higher operating income and lower operating expenses. Operating income increased by USD 18 million to USD 859 million, mainly driven by net interest income, resulting from loan growth, and transaction-based income, resulting from higher client activity levels. Operating expenses decreased 3% to USD 592 million, reflecting a decrease in headcount. Loan volumes increased 6% compared with the first quarter of 2020, to USD 41 billion, reflecting USD 1.6 billion of net new loans, mainly from our Global Family Office. Mandate penetration was 38.7%.

Asia Pacific

Profit before tax increased by USD 97 million to USD 233 million, reflecting higher operating income that was partly offset by higher operating expenses. Operating income increased by USD 104 million to USD 658 million, mainly driven by strong transaction-based income and net interest income, resulting from deposit revenue and loan growth. Loan volumes increased 1% compared with the first quarter of 2020, to USD 45 billion. Net new loans were negative, mainly driven by client deleveraging at the beginning of the second quarter of 2020. Mandate penetration was 13.6%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Net interest income	496	493	500	1	(1)	989	991
Recurring net fee income[2]	159	170	159	(7)	0	329	315
Transaction-based income[3]	227	264	286	(14)	(21)	491	569
Other income	12	19	12	(34)	(1)	31	35
Income	894	946	958	(5)	(7)	1,840	1,910
Credit loss (expense) / recovery	(104)	(74)	(1)	40		(179)	1
Total operating income	790	871	957	(9)	(17)	1,661	1,910
Total operating expenses	561	549	568	2	(1)	1,110	1,136
Business division operating profit / (loss) before tax	229	322	389	(29)	(41)	551	774

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.4	8.4	8.3	(1)	0	8.4	8.3
Return on attributed equity (%)[4]	10.9	15.3	18.7			13.1	18.6
Pre-tax profit growth (%)	(41.3)	(16.4)	13.5			(28.9)	6.5
Cost / income ratio (%)	62.8	58.0	59.2			60.3	59.5
Net interest margin (bps)	148	149	152			148	151
Risk-weighted assets (CHF billion)[4]	65.5	65.0	64.2	1	2	65.5	64.2
Leverage ratio denominator (CHF billion)[4,5]	213.7	218.3	209.5	(2)	2	213.7	209.5
Business volume for personal banking (CHF billion)	173	168	160	3	8	173	160
Net new business volume for personal banking (CHF billion)	3.8	3.2	1.8			7.0	4.9
Net new business volume growth for personal banking (%)[6]	9.2	7.6	4.4			8.4	6.3
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0	0	(1)	0.0	0.0
Client assets (CHF billion)[7]	666	640	662	4	1	666	662
Loans, gross (CHF billion)	135.8	132.8	131.9	2	3	135.8	131.9
Customer deposits (CHF billion)	155.2	153.0	143.1	1	9	155.2	143.1
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.7	91.6	92.0			91.7	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[8]	1.1	1.0	1.2			1.1	1.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 2Q20 vs 2Q19

Profit before tax decreased by CHF 160 million, or 41%, to CHF 229 million, reflecting higher credit loss expenses and lower income, partly offset by lower operating expenses.

Operating income

Total operating income decreased by CHF 167 million, or 17%, to CHF 790 million, predominantly reflecting higher net credit loss expenses and lower transaction-based income.

Net interest income decreased slightly to CHF 496 million. Recurring net fee income was stable at CHF 159 million.

Transaction-based income decreased by CHF 59 million to CHF 227 million, mainly driven by lower revenue from credit card and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic. Other income was stable at CHF 12 million.

Net credit loss expenses for the second quarter of 2020 were CHF 104 million, compared with expenses of CHF 1 million. Stage 1 and 2 net expenses were CHF 95 million, mainly reflecting expenses for selected exposures to Swiss large corporates, small and medium-sized entities, and, to a lesser extent, real estate. These modeled expected credit losses were primarily driven by the update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated Swiss GDP, unemployment and real estate prices, as well as expert judgment overlays. Stage 3 net expenses were CHF 9 million, primarily reflecting two newly defaulted clients in the corporate lending portfolio.

Operating expenses

Total operating expenses decreased by CHF 7 million, or 1%, to CHF 561 million, mainly driven by lower variable compensation, reflecting lower operational performance.

Results: 6M20 vs 6M19

Profit before tax decreased by CHF 223 million, or 29%, to CHF 551 million, reflecting higher credit loss expenses and lower income, partly offset by lower operating expenses.

Total operating income decreased by CHF 249 million, or 13%, to CHF 1,661 million, predominantly reflecting higher net credit loss expenses and lower transaction-based income.

Net interest income was stable at CHF 989 million. Recurring net fee income increased by CHF 14 million to CHF 329 million, driven by higher custody fees, mainly resulting from the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking in the fourth quarter of 2019.

Transaction-based income decreased by CHF 78 million to CHF 491 million, mainly driven by lower revenues from credit card fees and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic. Other income decreased by CHF 4 million to CHF 31 million, mainly reflecting lower revenues from our equity participations.

Net credit loss expenses were CHF 179 million, compared with recoveries of CHF 1 million. Stage 1 and 2 net expenses were CHF 110 million, mainly reflecting expenses for selected exposures to Swiss large corporates, small and medium-sized entities, and, to a lesser extent, real estate. These modeled expected losses were primarily driven by the update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated Swiss GDP, unemployment and real estate prices, as well as expert judgment overlays. Stage 3 net expenses were CHF 69 million, primarily reflecting a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired as of 31 December 2019.

Total operating expenses decreased by CHF 26 million, or 2%, to CHF 1,110 million, primarily driven by lower variable compensation, reflecting lower operational performance.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Net interest income	517	511	501	1	3	1,029	994
Recurring net fee income[2]	166	177	160	(6)	4	342	315
Transaction-based income[3]	237	274	286	(14)	(17)	511	570
Other income	13	19	13	(33)	2	32	35
Income	933	981	959	(5)	(3)	1,914	1,914
Credit loss (expense) / recovery	(110)	(77)	(1)	42		(187)	1
Total operating income	823	904	958	(9)	(14)	1,727	1,915
Total operating expenses	586	570	568	3	3	1,155	1,139
Business division operating profit / (loss) before tax	238	334	390	(29)	(39)	572	777

Performance measures and other information
Average attributed equity (USD billion)[4]	8.7	8.7	8.3	0	5	8.7	8.3
Return on attributed equity (%)[4]	10.9	15.3	18.8			13.1	18.6
Pre-tax profit growth (%)	(39.1)	(13.5)	12.5			(26.4)	2.9
Cost / income ratio (%)	62.8	58.0	59.3			60.3	59.5
Net interest margin (bps)	147	149	150			148	149
Risk-weighted assets (USD billion)[4]	69.2	67.4	65.7	3	5	69.2	65.7
Leverage ratio denominator (USD billion)[4,5]	225.6	226.5	214.6	0	5	225.6	214.6
Business volume for personal banking (USD billion)	183	174	164	5	11	183	164
Net new business volume for personal banking (USD billion)	4.0	3.3	1.8			7.3	5.0
Net new business volume growth for personal banking (%)[6]	9.2	7.7	4.4			8.4	6.3
Goodwill and intangible assets (USD billion)	0.0	0.0	0.0	2	2	0.0	0.0
Client assets (USD billion)[7]	704	665	678	6	4	704	678
Loans, gross (USD billion)	143.4	137.9	135.1	4	6	143.4	135.1
Customer deposits (USD billion)	163.9	158.8	146.6	3	12	163.9	146.6
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.7	91.6	92.0			91.7	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[8]	1.1	1.0	1.2			1.1	1.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Net management fees[2]	449	477	452	(6)	(1)	926	871
Performance fees	75	36	23	106	227	112	50
Total operating income	524	514	475	2	10	1,038	921
Total operating expenses	367	357	351	3	5	724	693
Business division operating profit / (loss) before tax	157	157	124	0	27	314	228

Performance measures and other information
Average attributed equity (USD billion)[3]	1.9	1.8	1.8	2	3	1.8	1.8
Return on attributed equity (%)[3]	33.7	34.4	27.6			34.1	25.3
Pre-tax profit growth (%)	26.7	51.7	28.8			38.1	12.8
Cost / income ratio (%)	70.0	69.5	73.8			69.7	75.3
Risk-weighted assets (USD billion)[3]	5.9	6.0	4.6	0	29	5.9	4.6
Leverage ratio denominator (USD billion)[3,4]	6.7	4.9	4.7	36	44	6.7	4.7
Goodwill and intangible assets (USD billion)	1.3	1.3	1.4	1	(1)	1.3	1.4
Net margin on invested assets (bps)[5]	7	7	6	(1)	19	7	6
Gross margin on invested assets (bps)	24	24	23	1	4	24	23

Information by business line / asset class
Net new money (USD billion)
Equities[6]	5.1	15.0	(10.1)			20.1	(4.1)
Fixed Income	14.0	18.6	(1.9)			32.6	(7.3)
of which: money market	10.4	9.9	(1.1)			20.3	1.3
Multi-asset & Solutions[6]	0.3	0.0	(1.5)			0.3	(2.6)
Hedge Fund Businesses	(0.6)	(2.2)	(1.4)			(2.8)	(1.5)
Real Estate & Private Markets	0.4	1.3	0.0			1.7	0.7
Total net new money	19.2	32.7	(15.0)			51.9	(14.9)
of which: net new money excluding money markets	8.8	22.8	(13.9)			31.6	(16.1)

Invested assets (USD billion)
Equities[6]	372	312	312	19	19	372	312
Fixed Income	287	265	252	8	14	287	252
of which: money market	123	111	97	11	26	123	97
Multi-asset & Solutions[6]	141	130	141	9	0	141	141
Hedge Fund Businesses	40	39	42	2	(6)	40	42
Real Estate & Private Markets	88	87	84	2	5	88	84
Total invested assets	928	832	831	12	12	928	831
of which: passive strategies	363	324	326	12	11	363	326

Information by region
Invested assets (USD billion)
Americas	239	215	194	11	23	239	194
Asia Pacific	158	138	151	14	4	158	151
Europe, Middle East and Africa (excluding Switzerland)	223	196	209	14	6	223	209
Switzerland	309	283	277	9	12	309	277
Total invested assets	928	832	831	12	12	928	831

Information by channel
Invested assets (USD billion)
Third-party institutional	549	497	513	10	7	549	513
Third-party wholesale	100	86	88	17	14	100	88
UBS’s wealth management businesses	279	249	230	12	21	279	230
Total invested assets	928	832	831	12	12	928	831

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    6 Comparative figures have been restated as a result of an adjustment in asset classification, effective as of 1 April 2020, in order to better reflect the underlying nature of certain assets, following an internal asset reporting review in light of the evolution of our separately managed accounts initiative in the US with Global Wealth Management. The restatement had no effect on total net new money and no effect on total invested assets. Prior-period information has been restated, resulting in an increase of USD 10 billion, or 3%, in invested assets in Equities and a decrease of USD 10 billion, or 7%, in invested assets in Multi-asset & Solutions in the first quarter of 2020.

Results: 2Q20 vs 2Q19

Profit before tax increased by USD 33 million, or 27%, to USD 157 million, reflecting strong operating leverage, with higher operating income only partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 49 million, or 10%, to USD 524 million.

Net management fees decreased by USD 3 million, or 1%, to USD 449 million, mainly resulting from the market turbulence at the end of the first quarter of 2020, which was largely offset by higher average invested assets, reflecting continued strong net new money generation.

Performance fees increased by USD 52 million to USD 75 million, mainly driven by higher performance fees in Hedge Fund Businesses.

Operating expenses

Total operating expenses increased by USD 16 million, or 5%, to USD 367 million, mainly driven by an increase in personnel expenses reflecting strong revenues.

Invested assets: 2Q20  vs 1Q20

Invested assets increased by USD 96 billion to USD 928 billion, reflecting positive market performance of USD 67 billion and net new money inflows of USD 19 billion, in addition to positive foreign currency translation effects of USD 10 billion.

Net new money inflows were USD 19.2 billion. Excluding money market flows, net new money inflows were USD 8.8 billion.

Results: 6M20 vs 6M19

Profit before tax increased by USD 86 million, or 38%, to USD 314 million, reflecting strong operating leverage, with higher operating income only partly offset by higher operating expenses.

Total operating income increased by USD 117 million, or 13%, to USD 1,038 million.

Net management fees increased by USD 55 million, or 6%, to USD 926 million, reflecting higher average invested assets.

Performance fees increased by USD 62 million to USD 112 million, mainly driven by increases in Hedge Fund Businesses and Equities.

Total operating expenses increased by USD 31  million, or 4%, to USD 724 million, mainly driven by higher personnel expenses, reflecting higher variable compensation, partly offset by lower general and administrative expenses.

Investment Bank

Investment Bank

Investment Bank[1,2]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Advisory	93	199	268	(53)	(65)	292	377
Capital Markets	432	334	344	29	25	766	605
Global Banking	525	534	612	(2)	(14)	1,058	982
Execution & Platform	422	590	356	(28)	19	1,012	733
Derivatives & Solutions	948	984	670	(4)	41	1,932	1,352
Financing	452	464	435	(3)	4	916	793
Global Markets	1,821	2,037	1,461	(11)	25	3,859	2,879
of which: Equities	974	1,148	1,073	(15)	(9)	2,122	2,043
of which: Foreign Exchange, Rates and Credit	847	889	388	(5)	118	1,737	836
Income	2,346	2,571	2,073	(9)	13	4,917	3,860
Credit loss (expense) / recovery	(78)	(122)	(1)	(36)		(200)	(24)
Total operating income	2,268	2,449	2,071	(7)	9	4,718	3,836
Total operating expenses	1,656	1,741	1,644	(5)	1	3,396	3,202
Business division operating profit / (loss) before tax	612	709	427	(14)	43	1,321	634

Performance measures and other information
Pre-tax profit growth (%)	43.5	241.6	(20.2)			108.3	(42.9)
Average attributed equity (USD billion)[3]	12.6	12.4	12.4	2	2	12.5	12.3
Return on attributed equity (%)[3]	19.4	22.8	13.8			21.1	10.3
Cost / income ratio (%)	70.6	67.7	79.3			69.1	82.9
Risk-weighted assets (USD billion)[3]	97.8	102.8	85.9	(5)	14	97.8	85.9
Return on risk-weighted assets, gross (%)	9.4	11.2	9.3			10.2	8.5
Leverage ratio denominator (USD billion)[3,4]	303.4	297.4	300.4	2	1	303.4	300.4
Return on leverage ratio denominator, gross (%)[5]	3.1	3.5	2.8			3.3	2.7
Goodwill and intangible assets (USD billion)	0.0	0.0	0.1	(9)	(97)	0.0	0.1
Average VaR (1-day, 95% confidence, 5 years of historical data)	13	13	10	1	33	13	10
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6,7]	1.7	1.2	0.8			1.7	0.8

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank, split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    5 Refer to footnote 4 to this table for information about the leverage ratio denominators as of 30 June 2020 and 31 March 2020 that are used for the return calculation.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.    7 Impaired loan portfolio as a percentage of total loan portfolio, gross, as of 30 June 2019 has been restated, resulting in a decrease of 0.3%.

Results: 2Q20 vs  2Q19

Profit before tax increased by USD 185 million, or 43%, to USD 612 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 197 million, or 9%, to USD 2,268 million, reflecting higher revenues in Global Markets, partly offset by lower revenues in Global Banking and higher credit loss expenses.

Global Banking

Global Banking revenues decreased by USD 87 million, or 14%, to USD 525 million, reflecting lower revenues in Advisory, partly offset by higher Capital Markets revenues.

Advisory revenues decreased by USD 175 million, or 65%, to USD 93 million, reflecting the exceptional prior-year quarter and lower revenues from mergers and acquisitions, while the global fee pool declined 23%.

Capital Markets revenues increased by USD 88 million, or 25%, to USD 432 million. This was primarily due to mark-to-market gains of USD 88 million in leveraged capital markets, corporate lending and real estate finance as credit spreads tightened. These gains were largely offset by mark-to-market losses of USD 70 million on a portfolio of instruments used to hedge relevant credit exposures. Revenues in Equity Capital Markets increased by USD 27 million, or 22%, compared with an increase in the global fee pool of 63%.

Global Markets

Global Markets revenues increased by USD 360 million, or 25%, to USD 1,821 million, due to higher volumes, volatility and credit spread movements, particularly in Foreign Exchange, Rates and Credit products, reflecting the effects of the COVID-19 pandemic and ensuing client activity levels.

Execution & Platform revenues increased by USD 66 million, or 19%, to USD 422 million, mainly driven by higher client activity levels in cash equities and fixed income products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 278 million, or 41%, to USD 948 million, driven by higher client activity levels across Foreign Exchange, Rates and Credit products. This was partly offset by a decrease in Equity Derivatives revenues due to challenging market conditions for our structured derivatives business.

Financing revenues increased by USD 17 million, or 4%, to USD 452 million, due to higher revenues in Equity Financing, which benefited from market volatility.

Of which: Equities

Equities revenues decreased by USD 99 million, or 9%, to USD 974 million, mainly due to decreases in Equity Derivatives. This was partly offset by increases in Cash Equities and Financing Services revenues.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit increased by USD 459 million, or 118%, to USD 847 million, mainly reflecting higher revenues across various business lines within Derivatives & Solutions.

Credit loss expense / recovery

Net credit loss expenses were USD 78 million, compared with net expenses of USD 1 million. Stage 1 and 2 net credit loss expenses were USD 56 million, mainly due to expenses of USD 72 million, resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. This was partly offset by recoveries on energy-related exposures and securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020. Stage 3 net credit loss expenses were USD 22 million, with USD 38 million of expenses recognized across various positions, partly offset by recoveries on securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020.

Operating expenses

Total operating expenses increased by USD 12 million, or 1%, to USD 1,656 million, mainly driven by an increase in personnel expenses, reflecting strong revenues in Global Markets. This was partly offset by reduced travel and legal expenses.

Risk-weighted assets and leverage ratio denominator: 2Q20  vs 1Q20

Risk-weighted assets

Total risk-weighted assets (RWA) decreased by USD 5 billion, or 5%, to USD 98 billion. Credit and counterparty credit risk RWA decreased by USD 4 billion due to decreases in loans and loan commitments, as well as derivative exposures. This was partly offset by increased securities financing transaction exposures. Market risk RWA decreased by USD 1 billion, primarily driven by the removal of a model multiplier, as well as the impact of client activity and market conditions on stressed and regulatory value-at-risk (VaR).

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 6 billion, or 2%, to USD 303 billion, mainly reflecting increased cash balances and trading portfolio valuations, partly offset by decreased derivative exposures, reflecting roll-offs and market-driven movements.

→    Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Investment Bank

Results: 6M20 vs 6M19

Profit before tax increased by USD 687 million, or 108%, to USD 1,321 million, driven by higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 882 million, or 23%, to USD 4,718 million, reflecting higher revenues in both Global Markets and Global Banking, partly offset by higher credit loss expenses.

Global Banking revenues increased by USD 76 million, or 8%, to USD 1,058 million, reflecting higher revenues in Capital Markets, partly offset by lower revenues in Advisory.

Advisory revenues decreased by USD 85 million, or 22%, to USD 292 million, mainly reflecting lower revenues from mergers and acquisitions, compared with a decline in the global fee pool of 19%.

Capital Markets revenues increased by USD 161 million, or 27%, to USD 766 million. This was primarily driven by gains of USD 121 million in a portfolio of instruments used to hedge credit exposure in the Investment Bank’s lending and leveraged loan portfolios. These gains were partly offset by mark-to-market losses of USD 95 million on the leveraged capital markets, corporate lending and real estate finance portfolios, as credit spreads widened in the wake of the COVID-19 pandemic. Revenues in Equity Capital Markets increased by USD 71 million, or 39%, compared with an increase in the global fee pool of 45%.

Global Markets revenues increased by USD 980 million, or 34%, to USD 3,859 million, due to higher volumes, volatility and credit spread movements, particularly in Foreign Exchange, Rates and Cash Equities, reflecting the effects of the COVID-19 pandemic and ensuing client activity levels.

Execution & Platform revenues increased by USD 279 million, or 38%, to USD 1,012 million, mainly driven by higher client activity levels in cash equities and fixed income products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 580 million, or 43%, to USD 1,932 million, driven by higher client activity levels across Foreign Exchange, Rates and Credit products. This was partly offset by a decrease in Equity Derivative revenues due to challenging market conditions for our structured derivatives business.

Financing revenues increased by USD 123 million, or 15%, to USD 916 million, due to higher revenues in Equity Financing, which benefited from market volatility, and higher Clearing revenues.

Equities revenues increased by USD 79 million, or 4%, to USD 2,122 million, mainly driven by increases in Cash Equities and Financing Services revenues, partly offset by a decrease in Equity Derivatives revenues.

Foreign Exchange, Rates and Credit increased by USD 901 million, or 108%, to USD 1,737 million, mainly reflecting higher revenues in Foreign Exchange and Rates products within Derivatives & Solutions and Execution & Platform.

Net credit loss expenses were USD 200 million, compared with net expenses of USD 24 million. Stage 1 and 2 net credit loss expenses were USD 118 million, mainly due to expenses of USD 86 million, resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. Stage 3 net credit loss expenses were USD 82 million, driven by losses of USD 51 million on energy-related exposures.

Total operating expenses increased by USD 194 million, or 6%, to USD 3,396 million, mainly driven by an increase in personnel expenses, reflecting strong revenues in both Global Markets and Global Banking. This was partly offset by a decrease in general and administrative expenses.

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.20	31.3.20	30.6.19	1Q20	2Q19	30.6.20	30.6.19

Results
Total operating income	(155)	(480)	(30)	(68)	418	(635)	17
Total operating expenses	151	(71)	26		472	80	88
Operating profit / (loss) before tax	(305)	(410)	(56)	(26)	443	(715)	(71)
of which: Group Treasury	(192)	(131)	17	47		(323)	119
of which: Non-core and Legacy Portfolio	(69)	(219)	34	(68)		(289)	38
of which: Group Services	(44)	(60)	(107)	(27)	(59)	(103)	(227)

Additional information
Risk-weighted assets (USD billion)[2]	30.8	31.3	28.6	(2)	7	30.8	28.6
Leverage ratio denominator (USD billion)[2,3]	108.0	116.4	68.5	(7)	58	108.0	68.5

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominators as of 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.

Results: 2Q20 vs 2Q19

Group Functions recorded a loss before tax of USD 305 million, compared with a loss of USD 56 million.

Group Treasury

The Group Treasury result was negative USD 192 million, compared with positive USD 17 million.

Group Treasury included income related to centralized Group Treasury risk management services of negative USD 120 million, compared with negative USD 69 million. This decrease was driven by increased liquidity costs in relation to COVID-19 market stress.

Income from accounting asymmetries including hedge accounting ineffectiveness was net USD 48 million, compared with net USD 98 million.

Operating expenses increased by USD 97 million to USD 120 million, mainly driven by increased variable compensation recorded in relation to the reversal of prior-period funding valuation losses due to significant tightening of funding spreads on derivatives.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 69 million, compared with positive USD 34 million. This included a credit loss expense of USD 20 million on an energy-related exposure, compared with an overall credit loss expense of USD 5 million in the prior-year quarter. Furthermore, the second quarter of 2019 included a gain of USD 38 million related to the settlement of a litigation claim and income of USD 14 million related to a claim on a defaulted counterparty position. Operating expenses increased by USD 16 million to USD 43 million.

Group Services

The Group Services result was negative USD 44 million, compared with negative USD 107 million. This mainly resulted from lower funding costs related to deferred tax assets.

Group Functions

Results: 6M20 vs 6M19

Group Functions recorded a loss before tax of USD 715 million, compared with a loss of USD 71 million.

The Group Treasury result was negative USD 323 million, compared with positive USD 119 million.

Group Treasury included income from accounting asymmetries including hedge accounting ineffectiveness of net negative USD 102 million, compared with net positive income of USD 242 million. Revenues related to centralized Group Treasury risk management services were negative USD 196 million, compared with negative USD 88 million.

Group Treasury operating expenses decreased by USD 21 million, mainly driven by a reduction in variable compensation recorded in relation to net funding valuation losses in the first half of 2020 due to widening of funding spreads on derivatives.

The Non-core and Legacy Portfolio result was negative USD 289 million, compared with positive USD 38 million. This result was mainly due to valuation losses of USD 143 million on a remaining exposure of USD 1.4 billion to auction rate securities (ARS), compared with valuation gains recognized in the prior-year period. Our remaining exposure to ARS was rated AA or above as of 30 June 2020. In addition, the first half of 2020 included a credit loss expense of USD 35 million on an energy-related exposure.

The Group Services result was negative USD 103 million, compared with negative USD 227 million. This mainly resulted from lower funding costs related to deferred tax assets.

Risk, treasury and capital management

Management report

Table of contents

35	Risk management and control
35	Credit risk
38	Market risk
39	Country risk
40	Operational risk

41	Balance sheet, liquidity and funding management
41	Strategy, objectives and governance
41	Assets and liquidity management
42	Liabilities and funding management

46	Capital management
47	Swiss SRB requirements and information
49	Total loss-absorbing capacity
53	Risk-weighted assets
55	Leverage ratio denominator
57	Equity attribution and return on attributed equity
58	UBS shares

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2019.

The outbreak of COVID-19 and the associated market turbulences have caused widespread economic disruption. The related effects on credit risk, market risk, country risk and operational risk in the second quarter of 2020 are reflected in the following sections.

→   Refer to the “Recent developments” section of this report for more information about the COVID-19 pandemic

Credit risk

Credit loss expense / recovery

Total net credit loss expenses were USD 272 million during the second quarter of 2020, compared with USD 268 million during the first quarter of 2020, reflecting net expenses of USD 202 million related to stage 1 and 2 positions and net expenses of USD 70 million related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 202 million were primarily driven by a net expense of USD 127 million from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. This also led to exposure movements from stage 1 to stage 2 as probabilities of default increased.

The remaining stage 1 and 2 expenses of USD 75 million mainly reflect the effects of expert judgement overlays for selected exposures to Swiss large corporates and small and medium-sized entities, as well as remeasurements within our loan book, mainly in the Investment Bank. These were partly offset by recoveries on energy-related exposures and securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020.

Stage 3 net credit loss expenses were USD 70 million. In the Investment Bank, stage 3 net expenses of USD 22 million were driven by USD 38 million of expenses recognized across various positions, partly offset by recoveries on securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020. In Group Functions, stage 3 expenses of USD 20 million arose from an energy-related exposure in the Non-core and Legacy Portfolio. In Global Wealth Management, stage 3 net expenses of USD 19 million primarily reflected USD 9 million on a single structured margin-lending position, with the remaining USD 10 million on a number of smaller positions across the portfolios. In Personal & Corporate Banking, stage 3 net expenses of USD 10 million arose primarily on two newly defaulted clients in the corporate lending portfolio.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 23b Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the scenario updates

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS
For the quarter ended 30.6.20
Stages 1 and 2	(45)	(100)	0	(56)	0	(202)
Stage 3	(19)	(10)	0	(22)	(20)	(70)
Total credit loss (expense) / recovery	(64)	(110)	0	(78)	(20)	(272)

For the quarter ended 31.3.20
Stages 1 and 2	(12)	(16)	0	(62)	0	(89)
Stage 3	(41)	(62)	0	(60)	(16)	(179)
Total credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)

Risk management and control

Committed credit facilities

Drawings under committed credit facilities remained stable as we did not observe a marked increase in drawing of existing credit facilities by clients over the second quarter of 2020. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity was slow during the quarter; but nevertheless, distributions progressed well. As of 30 June 2020, loan underwriting commitments totaled USD 5.2 billion on a notional basis (compared with USD 10.8 billion as of 31 March 2020). All of the loan underwriting commitments were mandated. In aggregate USD 1.9 billion of commitments have exceeded our distribution target dates, due to challenging market conditions.

Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place and fair value write-downs were more than offset by gains on credit hedges.

Exposures to the oil and gas sector

During the second quarter of 2020, oil prices recovered somewhat from the decline in the first quarter of the year; although they remain at low levels. We have significantly reduced our exposure to the oil and gas sector in recent years. As of 30 June 2020, total net lending exposure directly related to the production and supply of oil and gas totaled USD 1.4 billion, all of which is in the Investment Bank and Non-core and Legacy Portfolio. 70% of our net exposure of USD 1.4 billion was with investment-grade-rated counterparties.

In addition, we closely monitor our exposures related to our commodity trade finance activities within Personal & Corporate Banking. Risks in this business are mostly idiosyncratic non-financial risks.

Overall banking products exposures

Overall banking products exposure increased by USD 30 billion to USD 594 billion as of 30 June 2020. USD 10 billion of this increase related to balances at central banks, USD 7 billion to loans and advances to customers and USD 11 billion to loan commitments.

The credit-impaired gross exposure decreased by USD 353 million to USD 3,854 million as of 30 June 2020. The decrease stemmed mainly from recoveries of securities financing transactions and real estate investment trusts in the Investment Bank and Group Functions.

In Personal & Corporate Banking, loans and advances to customers increased by USD 5.5 billion, mainly due to the Swiss government-backed lending program for small and medium-sized entities, as well as a few large loans to investment grade Swiss multi-nationals. In Global Wealth Management, the USD 4.5 billion increase of loans and advances to customers was mainly driven by higher volumes of Lombard loans. In the Investment Bank, loans and advances to customers decreased by USD 1.6 billion, mainly due to large corporate clients.

Exposure related to traded products decreased by USD 10.0 billion over the second quarter of 2020, mainly driven by decreased market volatility.

Lombard and securities-based lending

After peaks in March, the number and volume of margin calls in Global Wealth Management for Lombard and securities-based lending returned to normal levels from mid-April onward.

The average loan-to-value (LTV) for the portfolio was approximately 50% as of 30 June 2020.

Swiss mortgage portfolio

Of our total Swiss real estate portfolio of USD 156 billion, USD 141 billion related to Swiss residential real estate, USD 6 billion to commercial retail and office real estate, and a further USD 9 billion to industrial and other real estate.

The residential portfolio consists of USD 116 billion for single-family homes (average LTV of 55%) and USD 24 billion in residential income-producing real estate (average LTV of 53%). In particular we are carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 47%) and its resilience to the economic impact of COVID-19. We have seen only a very limited number of requests for suspension of amortization payments in the first half of 2020 across our mortgage portfolios.

→   Refer to the “Risk management and control” section of our Annual Report 2019 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, risks related to our exposures to certain industry sectors has increased. Industries in focus with a negative outlook include tourism; culture, sports & education; and watches; as well as media and, to a lesser degree, retail. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 1.9 billion as of 30 June 2020, with hotels accounting for USD 0.9 billion of this exposure. Our exposure to the culture, sports & education sector was USD 0.9 billion, our exposure to the media sector amounted to USD 0.3 billion, our exposure to the watch sector was USD 0.2 billion, and our exposure to the retail sector was USD 1.7 billion. Apart from a few large counterparties, our exposures within these sectors is highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	30.6.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Group
Banking products[1]
Gross exposure	268,709	209,374	3,993	62,771	48,797	593,644
of which: loans and advances to customers (on-balance sheet)	184,157	143,392	1	13,691	4,500	345,741
of which: guarantees and loan commitments (off-balance sheet)	8,612	26,904	0	18,230	2,219	55,964
Traded products[2,3]
Gross exposure	9,664	973	0	39,072		49,710
of which: over-the-counter derivatives	6,819	930	0	10,590		18,339
of which: securities financing transactions	0	0	0	20,519		20,519
of which: exchange-traded derivatives	2,845	44	0	7,963		10,852
Other credit lines, gross[4]	12,130	22,323	0	3,300	70	37,822

Total credit-impaired exposure, gross (stage 3)	1,353	1,809	0	280	412	3,854
Total allowances and provisions for expected credit losses (stages 1 to 3)	345	799	0	271	73	1,489
of which: stage 1	101	111	0	74	3	289
of which: stage 2	62	199	0	85	0	346
of which: stage 3 (allowances and provisions for credit-impaired exposures)	182	489	0	112	70	853

	31.3.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Group
Banking products[1]
Gross exposure	246,572	200,515	2,772	55,037	59,185	564,082
of which: loans and advances to customers (on-balance sheet)	179,703	137,877	1	15,284	5,621	338,486
of which: guarantees and loan commitments (off-balance sheet)	5,567	23,126	0	15,433	2,037	46,164
Traded products[2,3]
Gross exposure	10,047	956	0	48,678		59,680
of which: over-the-counter derivatives	7,411	902	0	16,949		25,262
of which: securities financing transactions	0	0	0	21,144		21,144
of which: exchange-traded derivatives	2,636	54	0	10,585		13,275
Other credit lines, gross[4]	10,507	20,521	0	3,315	144	34,487

Total credit-impaired exposure, gross (stage 3)	1,179	1,591	0	796	640	4,207
Total allowances and provisions for expected credit losses (stages 1 to 3)	288	739	0	202	53	1,282
of which: stage 1	68	84	0	50	3	205
of which: stage 2	48	123	0	53	0	225
of which: stage 3 (allowances and provisions for credit-impaired exposures)	171	533	0	99	50	852

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	30.6.20	31.3.20	30.6.20	31.3.20
Secured by residential property	56,502	55,638	104,357	101,866
Secured by commercial / industrial property[1]	2,828	2,703	18,322	17,568
Secured by cash	19,913	23,040	1,610	1,672
Secured by securities	88,512	82,681	1,663	1,514
Secured by guarantees and other collateral	14,768	13,932	5,594	3,644
Unsecured loans and advances to customers	1,633	1,709	11,846	11,612
Total loans and advances to customers, gross	184,157	179,703	143,392	137,877
Allowances	(212)	(167)	(638)	(603)
Total loans and advances to customers, net of allowances	183,946	179,536	142,754	137,274
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk management and control

Market risk

We continued to manage market risks at generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) was unchanged, at USD 14 million, compared with the first quarter of 2020.

There were no Group VaR negative backtesting exceptions in the second quarter of 2020, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 3. The FINMA VaR multiplier derived from back testing exceptions for market risk RWA remained unchanged compared with the prior quarter, at 3.0. FINMA’s freeze on back-testing exceptions did not affect this multiplier.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	11	19	13	13	12	6	5	4	4
Group Functions	4	7	4	5	0	4	2	1	0
Diversification effect[2,3]			(3)	(5)	0	(4)	(3)	(1)	0
Total as of 30.6.20	11	19	14	14	12	8	6	4	4
Total as of 31.3.20	8	31	20	14	10	9	6	3	4

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Group Functions, it is not meaningful to calculate a portfolio diversification effect.

As of 30 June 2020, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 26.6 million, compared with negative USD 26.4 million as of 31 March 2020. The change in the interest rate sensitivity was driven by a longer Swiss franc equity duration, partially offset by the tightening of funding spreads on own issuances. The reported interest rate sensitivity excludes the additional tier 1 (AT1) capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.4 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 21.7 million per basis point, of which USD 5.1 million and USD 16.3 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 5.6 billion, representing a pro forma reduction of 10.4% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 June 2020 would be a reduction of 1.3%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2019 for more information about the management of interest rate risk in the banking book

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.2)	(736.7)	829.8	(351.6)	207.9	(88.9)	93.8
EUR	(0.3)	(60.4)	25.8	(92.5)	60.1	39.9	(84.2)
GBP	0.1	28.8	(21.7)	(19.9)	24.7	34.4	(29.9)
USD	(20.5)	(4,654.1)	3,854.6	(416.3)	(623.0)	(2,176.4)	2,323.9
Other	(0.7)	(142.6)	157.2	4.1	(34.1)	(83.8)	91.0
Total effect on economic value of equity as per Pillar 3 requirement as of 30.6.20	(26.6)	(5,565.0)	4,845.7	(876.2)	(364.4)	(2,274.8)	2,394.5
Additional tier 1 (AT1) capital instruments	4.4	847.4	(904.3)	(80.1)	267.2	580.5	(606.2)
Total including AT1 capital instruments as of 30.6.20	(22.2)	(4,717.7)	3,941.3	(956.3)	(97.2)	(1,694.3)	1,788.3
Total effect on economic value of equity as per Pillar 3 requirement as of 31.3.20	(26.4)	(5,434.8)	5,266.0	(965.1)	(146.3)	(2,129.1)	2,328.6
Total including AT1 capital instruments as of 31.3.20	(22.0)	(4,592.3)	4,364.6	(1,026.7)	101.7	(1,567.8)	1,742.3

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, has become the primary driver of country risk, and we expect this to be the case for at least the near future. In several countries, case numbers continue to rise, and in others there are concerns about the potential for further waves of the virus. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU remains an area of concern.

We continue to monitor potential trade policy disputes, as well as the economic and political climate in Hong Kong.

A number of emerging markets are facing economic, political and market pressures. Separately, our direct exposure to Thailand decreased from USD 3.9 billion to USD 1.4 billion over the second quarter of 2020, as a loan underwriting transaction was de-risked as planned through syndication.

Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2019 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	30.6.20							31.3.20
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	103	102	257	221	1,325	1,685	1,648	2,280	2,238
Belgium	69	69	355	355	137	561	561	671	671
Finland	10	10	162	162	1,010	1,182	1,182	733	733
France	1,378	1,377	1,557	1,439	7,488	10,423	10,304	8,368	8,255
Greece	9	4	1	1	8	19	13	18	10
Ireland	609	607	58	58	310	978	975	1,273	1,272
Italy	735	670	191	175	1,855	2,781	2,700	1,397	1,316
Portugal	30	30	37	37	6	73	73	110	109
Spain	530	441	7	7	235	773	683	880	850
Other[2]	743	723	326	326	23	1,092	1,072	759	743
Total	4,217	4,032	2,953	2,782	12,397	19,566	19,211	16,490	16,198

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Risk management and control

Operational risk

The global focus on the control and containment of COVID-19 continues; for the firm, all regions are operating without significant business disruption. Market volumes stabilized during the second quarter of 2020, allowing us to reduce the operational backlogs we experienced in the first quarter of 2020. The pandemic is leading to changes in the way firms work, with longer-term implications on non-financial risk. The drivers of these risks are market conditions leading to intensified client interaction, combined with new working arrangements (including at our third-party suppliers) and employees operating under increased levels of stress. We continue to take measures that we believe are appropriate to monitor and manage these risks.

We remain focused on the safety and well-being of our staff, the operational resilience of the firm, and the operational continuity needed to serve our clients. To maintain our operations while complying with governmental requirements imposed in many of our principal locations, and to protect the health of our employees, we have enabled around 90,000 internal and external staff to work remotely, including client coverage and trading staff where permitted by applicable regulations. Global return to office protocols have been established and will be implemented on a local/regional level in line with government rules and regulations. Remote working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities and potential increases in the number of suspicious transactions, as well as unauthorized trades, and risk of market abuse or manipulation, and have also increased information security risks (in particular, regarding client identifying data and unpublished price-sensitive information). We have taken measures to adapt our employee conduct monitoring and supervision processes to address the changes to conduct risks, and have not observed a meaningful increase in the number of incidents.

We have continued programs to educate clients and employees on fraud risk and have updated our protocols for interaction to mitigate this risk. We have also implemented additional monitoring and analytics to closely track fraud risk and are keeping a close eye on emerging trends to deploy further mitigating activity as necessary.

The trend of increased sophistication of COVID-19-themed cyberattacks observed in Q1 continued and we have maintained our enhanced monitoring for COVID-19-related cyber threats. Regular communications were and are provided to remind employees about associated risks, including hints and tips for staying cybersafe when working remotely. To date, we believe that our security controls have been effective, with no significant cyber incidents affecting the firm during the second quarter of 2020.

In addition to COVID-19 impacts, financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and high regulatory attention persists. We continue to prioritize our efforts to meet the developing nature of these risks and to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations. The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer and anti-money laundering (AML) programs. As a response, the firm initiated an extensive program that seeks to ensure sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. In addition to the significant improvement measures introduced in 2019, we have also focused on strategic enhancements in the areas of AML / know-your-customer and sanctions on a global scale.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2019, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances provided in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (30 June 2020 vs 31 March 2020)

As of 30 June 2020, balance sheet assets totaled USD 1,064 billion, a decrease of USD 34 billion compared with 31 March 2020. Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 35 billion to USD 881 billion, mainly driven by increases in other financial assets measured at amortized cost and fair value, cash and balances at central banks, trading portfolio assets, and lending assets, as well as non-financial assets and financial assets for unit-linked investment contracts. This was partly offset by decreases in securities financing transactions at amortized cost.

The Group continues to maintain increased liquidity levels in an uncertain environment. As a result, other financial assets measured at amortized cost and fair value increased by USD 12 billion due to purchases of high-quality liquid assets (HQLA) during the quarter and cash and balances at central banks increased by USD 10 billion.

Trading portfolio assets increased by USD 8 billion, mainly due to higher inventory levels held in the Investment Bank to hedge client positions. Lending assets increased by USD 6 billion, driven by Personal & Corporate Banking and Global Wealth Management, primarily reflecting currency effects and increases in Lombard loans, as well as loans related to the Swiss government-backed lending program.

Non-financial assets and financial assets for unit-linked investment contracts increased by USD 4 billion, largely reflecting market-driven movements in financial assets for unit-linked investment contracts.

These increases were partly offset by a decrease of USD 4 billion in securities financing transactions at amortized cost, mainly as a result of lower collateral sourcing.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 70 billion, mainly reflecting roll-offs and market-driven movements in foreign exchange and equity / index contracts in our Derivatives & Solutions and Financing businesses in the Investment Bank.

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of			% change from
USD billion	30.6.20	31.3.20	31.12.19	31.3.20	31.12.19
Cash and balances at central banks	149.5	139.3	107.1	7	40
Lending[1]	360.3	354.5	339.2	2	6
Securities financing transactions at amortized cost	85.3	89.6	84.2	(5)	1
Trading portfolio[2]	98.0	90.5	127.5	8	(23)
Derivatives and cash collateral receivables on derivative instruments	182.9	252.5	145.1	(28)	26
Brokerage receivables	19.8	20.3	18.0	(2)	10
Other financial assets measured at amortized cost and fair value[3]	103.8	91.3	85.6	14	21
Non-financial assets and financial assets for unit-linked investment contracts	64.2	60.0	65.4	7	(2)
Total assets	1,063.8	1,098.1	972.2	(3)	9

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the second quarter of 2020, the UBS Group liquidity coverage ratio (LCR) increased 16 percentage points to 155%, remaining above the 110% Group LCR minimum requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The LCR increase was primarily driven by higher average HQLA balances due to increased debt issuances, lower net funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. In addition, net cash outflows increased due to reduced average net inflows from secured financing transactions and higher average outflows from customer deposits, partly offset by higher average inflows from derivative transactions.

→   Refer to the “Treasury management” section of our Annual Report 2019 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 2Q20[1]	Average 1Q20[1]

High-quality liquid assets[2]
Cash balances[3]	145	106
Securities (on- and off-balance sheet)	62	65
Total high-quality liquid assets[4]	207	171

Cash outflows[2]
Retail deposits and deposits from small business customers	30	29
Unsecured wholesale funding	114	110
Secured wholesale funding	65	71
Other cash outflows	42	40
Total cash outflows	251	250

Cash inflows[2]
Secured lending	69	81
Inflows from fully performing exposures	31	31
Other cash inflows	17	15
Total cash inflows	117	127

Liquidity coverage ratio
High-quality liquid assets	207	171
Net cash outflows	134	122
Liquidity coverage ratio (%)[5]	155	139

1 Calculated based on an average of 65 data points in the second quarter of 2020 and 63 data points in the first quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Liabilities and funding management

Liabilities (30 June 2020 vs 31 March 2020)

Total liabilities decreased by USD 33 billion to USD 1,007 billion as of 30 June 2020. Total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 30 billion to USD 817 billion as of 30 June 2020, driven by increases across almost all liability lines.

Customer deposits increased by USD 8 billion in Personal & Corporate Banking and Global Wealth Management, mainly reflecting currency effects and clients holding higher levels of cash in an uncertain market environment. Long-term debt issued increased by USD 8 billion, mainly driven by higher Debt issued designated at fair value, reflecting market-driven movements and a tightening of UBS’s credit spreads. Non-financial liabilities and financial liabilities related to unit-linked investment contracts increased by USD 5 billion, mainly due to market-driven movements related to unit-linked investment contracts. Short-term borrowings increased by USD 3 billion, mainly driven by money market issuances, which were partly offset by decreases in amounts due to banks. Other financial liabilities at amortized cost and fair value increased by USD 3 billion, mainly due to lower netting of securities financing transactions measured at fair value.

Derivatives and cash collateral payables on derivative instruments decreased by USD 63 billion, in line with the aforementioned decrease in derivative financial assets and cash collateral receivables.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity (30 June 2020 vs 31 March 2020)

Equity attributable to shareholders decreased to USD 57,035 million as of 30 June 2020, from USD 57,949 million as of 31 March 2020.

Total comprehensive income attributable to shareholders was USD 205 million, reflecting net profit of USD 1,232 million and negative other comprehensive income (OCI) of USD 1,027 million. OCI mainly included negative OCI related to own credit of USD 872 million, negative defined benefit plan OCI of USD 500 million, positive foreign currency translation OCI of USD 261 million and positive cash flow hedge OCI of USD 95 million.

Distributions to shareholders reduced retained earnings by USD 654 million, reflecting the payment of 50% of the USD 0.365 dividend per share. The other 50% was distributed from the capital contribution reserve within share premium. Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a stock exchange pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings. The payment of the second dividend installment of USD 0.365 is expected in the fourth quarter of 2020, subject to approval by shareholders at an extraordinary general meeting, which would result in a total dividend of USD 0.73 per share for the 2019 financial year.

Share premium decreased by USD 508 million, mainly due to the aforementioned distribution of USD 654 million to shareholders from the capital contribution reserve of UBS Group AG. This was partly offset by the amortization of deferred share-based compensation awards, which increased share premium by USD 150 million.

Net treasury share activity increased equity attributable to shareholders by USD 44 million.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

Liabilities and equity
	As of			% change from
USD billion	30.6.20	31.3.20	31.12.19	31.3.20	31.12.19
Short-term borrowings[1]	48.8	46.0	28.4	6	72
Securities financing transactions at amortized cost	12.0	12.9	7.8	(7)	55
Customer deposits	474.3	465.9	448.3	2	6
Long-term debt issued[2]	149.2	141.6	155.5	5	(4)
Trading portfolio[3]	34.4	32.6	30.6	6	13
Derivatives and cash collateral payables on derivative instruments	189.2	252.3	152.3	(25)	24
Brokerage payables	40.2	37.7	37.2	7	8
Other financial liabilities measured at amortized cost and fair value[4]	21.0	18.3	17.5	15	20
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	37.5	32.8	39.9	14	(6)
Total liabilities	1,006.6	1,040.0	917.5	(3)	10
Share capital	0.3	0.3	0.3	0	0
Share premium	17.1	17.6	18.1	(3)	(5)
Treasury shares	(3.6)	(3.6)	(3.3)	(1)	8
Retained earnings	36.0	36.8	34.2	(2)	5
Other comprehensive income[5]	7.2	6.8	5.3	5	35
Total equity attributable to shareholders	57.0	57.9	54.5	(2)	5
Equity attributable to non-controlling interests	0.2	0.2	0.2	2	(1)
Total equity	57.2	58.1	54.7	(2)	5
Total liabilities and equity	1,063.8	1,098.1	972.2	(3)	9

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Off-balance sheet
	As of		% change from
USD billion	30.6.20	31.3.20	31.3.20
Total guarantees[1]	14.6	16.2	(10)
Loan commitments[1]	46.3	41.0	13
Forward starting reverse repurchase agreements[1]	39.5	46.3	(15)
Forward starting repurchase agreements[1]	45.5	32.5	40
Committed unconditionally revocable credit lines[2]	37.8	34.5	10

1 These lines provided in this table are aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report. Total guarantees and Loan commitments are shown net of sub-participations.    2 Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information.

Off-balance sheet (30 June 2020 vs 31 March 2020)

Loan commitments increased by USD 5 billion, driven by increased liquidity facilities made available to Swiss multi-nationals and a USD 0.6 billion increase related to the Swiss government-backed lending program.

Forward starting reverse repurchase agreements decreased by USD 7 billion and forward starting repurchase agreements increased by USD 13 billion, primarily in Group Functions, reflecting fluctuations in market activity in short-dated securities financing transactions.

Guarantees decreased by USD 2 billion and committed unconditionally revocable credit lines increased by USD 3 billion.

→   Refer to the “Recent developments” section of this report for more information about the Swiss government-backed lending program

Pro forma net stable funding ratio
USD billion, except where indicated	30.6.20	31.3.20
Available stable funding	522	503
Required stable funding	442	443
Pro forma net stable funding ratio (%)	118	114

Net stable funding ratio

As of 30 June 2020, our estimated pro forma net stable funding ratio (NSFR) was 118%, an increase of 4 percentage points compared with 31 March 2020, primarily reflecting a USD 19 billion increase in available stable funding, mainly driven by increases in deposits and debt issued.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2019 for more information about the net stable funding ratio

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	30.6.20	31.3.20	30.6.20	31.3.20	30.6.20	31.3.20	30.6.20	31.3.20	30.6.20	31.3.20	30.6.20	31.3.20
Short-term borrowings	48.8	46.0	4.9	4.4	2.8	2.5	0.6	0.3	0.7	0.7	0.8	0.9
of which: due to banks	12.4	18.8	1.2	1.8	0.4	1.2	0.5	0.3	0.2	0.1	0.2	0.2
of which: short-term debt issued[1]	36.4	27.2	3.6	2.6	2.4	1.4	0.0	0.0	0.6	0.6	0.6	0.7
Securities financing transactions at amortized cost	12.0	12.9	1.2	1.2	1.0	1.0	0.0	0.0	0.1	0.0	0.1	0.1
Customer deposits	474.3	465.9	47.1	44.8	18.0	17.0	19.6	18.4	5.4	5.3	4.1	4.1
of which: demand deposits	199.5	193.6	19.8	18.6	6.0	5.0	6.7	6.8	4.1	4.2	3.0	2.6
of which: retail savings / deposits	193.2	189.0	19.2	18.2	7.2	7.0	11.5	10.6	0.5	0.5	0.0	0.0
of which: time deposits	47.2	52.9	4.7	5.1	3.3	3.6	0.4	0.1	0.1	0.0	1.0	1.3
of which: fiduciary deposits	34.3	30.5	3.4	2.9	1.5	1.4	1.0	0.9	0.8	0.5	0.1	0.1
Long-term debt issued[2]	149.2	141.6	14.8	13.6	8.5	8.0	1.5	1.3	3.3	3.0	1.6	1.4
of which: senior unsecured debt	57.8	56.2	5.7	5.4	3.0	3.0	0.2	0.1	2.0	1.8	0.6	0.4
of which: covered bonds	2.6	2.6	0.3	0.2	0.0	0.0	0.0	0.0	0.3	0.2	0.0	0.0
of which: subordinated debt	21.1	20.9	2.1	2.0	1.6	1.5	0.0	0.0	0.3	0.3	0.2	0.2
of which: debt issued through the Swiss central mortgage institutions	8.8	8.6	0.9	0.8	0.0	0.0	0.9	0.8	0.0	0.0	0.0	0.0
of which: other long-term debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
of which: debt issued measured at fair value	58.9	53.3	5.8	5.1	3.9	3.5	0.4	0.3	0.7	0.6	0.8	0.8
Trading portfolio	34.4	32.6	3.4	3.1	1.0	1.1	0.2	0.1	1.0	0.6	1.3	1.3
Derivatives and cash collateral payables on derivative instruments	189.2	252.3	18.8	24.3	15.4	20.4	0.2	0.3	2.0	2.1	1.1	1.5
Brokerage payables	40.2	37.7	4.0	3.6	3.0	2.8	0.0	0.1	0.3	0.3	0.7	0.5
Other financial liabilities measured at amortized cost and fair value[3]	21.0	18.3	2.1	1.8	1.3	1.1	0.2	0.2	0.3	0.3	0.2	0.2
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	37.5	32.8	3.7	3.2	0.5	0.5	0.2	0.1	0.2	0.2	2.9	2.4
Total liabilities	1,006.6	1,040.0	100.0	100.0	51.5	54.4	22.4	20.8	13.3	12.4	12.8	12.4

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Capital management

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with the “Capital management” section of our Annual Report 2019, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework. New capital requirements effective from 1 January 2020 are provided on the next page.

Additional regulatory disclosures for UBS Group AG on a consolidated basis will be provided in our 30 June 2020 Pillar 3 report. The Pillar 3 report will also include information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 30 June 2020 and will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the UBS AG second quarter 2020 report, which will be available as of 24 July 2020 under “Quarterly reporting” at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Swiss SRB requirements and information

As of 1 January 2020, we have fully phased in the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were phased in until 1 January 2020. Information about the Swiss SRB capital framework and about Swiss SRB going and gone concern requirements that were phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2019.

With the CAO having entered into force as of 1 January 2020, instruments meeting gone concern requirements continue to remain eligible until one year before maturity; the previously applicable 50% haircut in the last year of eligibility has been removed.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as will be detailed in our 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2020, excluding the effects of the temporary exemption of central bank sight deposits for the going concern leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption are presented on the following page.

→  Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern requirements and information
As of 30.6.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,979	4.88[2]	47,499
Common equity tier 1 capital	9.66	27,663	3.38	32,884
of which: minimum capital	4.50	12,890	1.50	14,615
of which: buffer capital	5.14	14,723	1.88	18,269
of which: countercyclical buffer	0.02	50
Maximum additional tier 1 capital	4.30	12,317	1.50	14,615
of which: additional tier 1 capital	3.50	10,025	1.50	14,615
of which: additional tier 1 buffer capital	0.80	2,291

Eligible going concern capital
Total going concern capital	18.69	53,537	5.49	53,537
Common equity tier 1 capital	13.32	38,146	3.92	38,146
Total loss-absorbing additional tier 1 capital[3]	5.37	15,390	1.58	15,390
of which: high-trigger loss-absorbing additional tier 1 capital	4.50	12,899	1.32	12,899
of which: low-trigger loss-absorbing additional tier 1 capital	0.87	2,491	0.26	2,491

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.44	29,897	3.72	36,203
of which: base requirement	12.86	36,836	4.50	43,846
of which: additional requirement for market share and LRD	1.08	3,094	0.38	3,654
of which: applicable reduction on requirements	(3.50)	(10,032)	(1.16)	(11,296)
of which: rebate granted (equivalent to 42.5% of maximum rebate)[5]	(2.27)	(6,501)	(0.80)	(7,764)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.23)	(3,532)	(0.36)	(3,532)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	13.97	40,021	4.11	40,021
Total tier 2 capital	2.65	7,598	0.78	7,598
of which: low-trigger loss-absorbing tier 2 capital	2.47	7,063	0.72	7,063
of which: non-Basel III-compliant tier 2 capital	0.19	534	0.05	534
TLAC-eligible senior unsecured debt	11.32	32,423	3.33	32,423

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.40	69,876	8.59	83,703
Eligible total loss-absorbing capacity	32.66	93,557	9.60	93,557

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		286,436
Leverage ratio denominator[1]				974,348

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.    5 Based on the actions we completed up to December 2019 to improve resolvability, FINMA granted an increase of rebate on the gone concern requirement from 42.5% to 47.5% of the maximum rebate, effective from 1 July 2020.

Capital management

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 January 2021, the eligible LRD relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make for the financial year 2019.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present the LRD excluding the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.6.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		974,348
Effective relief		(89,202)
of which: central bank sight deposits eligible for relief		(142,987)
of which: reduction of relief due to paid and planned dividend distribution[1]		53,785
Leverage ratio denominator after temporary exemption		885,146

Required going concern capital
Total going concern capital	4.88	43,151
Common equity tier 1 capital	3.38	29,874

Eligible going concern capital
Total going concern capital	6.05	53,537
Common equity tier 1 capital	4.31	38,146

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,622 million, which includes the first installment of the 2019 dividend (USD 0.365 per share, paid on 7 May 2020) and the special dividend reserve of USD 0.365 per share (this reserve is earmarked for distribution based on the decision to be taken at an extraordinary general meeting (EGM) planned for 19 November 2020).

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the rules that are effective from 1 January 2020 and does not reflect the effects of the temporary exemption of central bank sight deposits from leverage ratio calculation granted by FINMA in connection with COVID-19.

The effects of the temporary exemption are presented on the previous page.

→  Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern information

USD million, except where indicated	30.6.20	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	53,537	51,916	51,888
Total tier 1 capital	53,537	51,916	51,888
Common equity tier 1 capital	38,146	36,691	35,582
Total loss-absorbing additional tier 1 capital	15,390	15,225	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	12,899	12,761	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	2,491	2,464	2,414

Eligible gone concern capital[1]
Total gone concern loss-absorbing capacity	40,021	41,704	37,753
Total tier 2 capital	7,598	7,551	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,063	7,017	6,892
of which: non-Basel III-compliant tier 2 capital	534	534	540
TLAC-eligible senior unsecured debt	32,423	34,153	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	93,557	93,620	89,641

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	286,436	286,256	259,208
Leverage ratio denominator[2]	974,348	955,932	911,325

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.7	18.1	20.0
of which: common equity tier 1 capital ratio	13.3	12.8	13.7
Gone concern loss-absorbing capacity ratio	14.0	14.6	14.6
Total loss-absorbing capacity ratio	32.7	32.7	34.6

Leverage ratios (%)[2]
Going concern leverage ratio	5.5	5.4	5.7
of which: common equity tier 1 leverage ratio	3.92	3.84	3.90
Gone concern leverage ratio	4.1	4.4	4.1
Total loss-absorbing capacity leverage ratio	9.6	9.8	9.8

1 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility. Refer to the “Total loss-absorbing capacity and movement” section of our first quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors, for more information.    2 Leverage ratio denominators (LRDs) and leverage ratios for 30 June 2020 and 31 March 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report and to the COVID-19-related information in this section.

Capital management

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity was stable over the second quarter of 2020 at USD 93.6 billion.

Going concern capital and movement

As of 30 June 2020, our going concern capital increased by USD 1.6 billion to USD 53.5 billion over the second quarter of 2020, mainly due to the increase in our common equity tier 1 (CET1) capital of USD 1.5 billion. This increase was a result of operating profit before tax and foreign currency effects, which were partially offset by current taxes, defined benefit plans and accruals for capital returns to shareholders. Similar to the prior quarter, our Basel III expected loss on portfolios subject to internal ratings remained higher than IFRS 9 stage 1 and 2 expected credit losses, with the excess amount deducted from CET1 capital. As a consequence, the stage 1 and 2 credit loss expense in the second quarter of 2020 related to positions under the IRB approach did not decrease our CET1 capital.

The increase in our additional tier 1 (AT1) capital was driven by interest rate risk hedge, foreign currency translation and other effects.

→   Refer to “UBS shares” in this section for more information about the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by USD 1.7 billion to USD 40.0 billion, mainly due to a decrease of eligibility due to the shortening of the residual tenor to below one year of two total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments with a total eligible amount of USD 2.9 billion. This effect was partially offset by the issuance of three new USD-denominated TLAC-eligible senior unsecured debt instruments with a total nominal value of USD 0.8 billion, as well as interest rate risk hedge, foreign currency translation and other effects.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.5 percentage points to 13.3%, reflecting a USD 1.5 billion increase in CET1 capital.

Our CET1 leverage ratio (excluding the above-mentioned FINMA exemption) increased from 3.84% to 3.92% in the second quarter of 2020, as the aforementioned increase in CET1 capital more than offset the USD 18 billion increase in the LRD.

Our gone concern loss-absorbing capacity ratio decreased from 14.6% to 14.0%, driven by the aforementioned decrease in gone concern loss-absorbing capacity. Our gone concern leverage ratio decreased from 4.4% to 4.1%, mainly due to the aforementioned decrease in gone concern loss-absorbing capacity as well as the increase of the LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	30.6.20	31.3.20	31.12.19
Total IFRS equity	57,207	58,118	54,707
Equity attributable to non-controlling interests	(173)	(169)	(174)
Defined benefit plans, net of tax	0	(260)	(9)
Deferred tax assets recognized for tax loss carry-forwards	(6,093)	(6,272)	(6,121)
Deferred tax assets on temporary differences, excess over threshold			(221)
Goodwill, net of tax[1]	(6,003)	(5,983)	(6,178)
Intangible assets, net of tax	(153)	(170)	(195)
Compensation-related components (not recognized in net profit)	(1,135)	(980)	(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(262)	(429)	(495)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,871)	(2,765)	(1,260)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(39)	(1,037)	48
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(163)	(161)	(32)
Prudential valuation adjustments	(155)	(218)	(104)
Accruals for dividends to shareholders for 2019	(1,314)	(2,628)	(2,628)
of which: first installment of 2019 dividend, paid on 7 May 2020		(1,314)
of which: special dividend reserve for second installment of 2019 dividend, planned to be paid after the EGM to be held on 19.11.20	(1,314)	(1,314)
Other[2]	(701)	(357)	(40)
Total common equity tier 1 capital	38,146	36,691	35,582

1 Includes goodwill related to significant investments in financial institutions of USD 19 million as of 30 June 2020 (31 March 2020: USD 20 million; 31 December 2019: USD 178 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.3.20	36,691
Operating profit before tax	1,582
Current tax (expense) / benefit	(343)
Foreign currency translation effects	263
Defined benefit plan	(240)
Other[1]	194
Common equity tier 1 capital as of 30.6.20	38,146
Loss-absorbing additional tier 1 capital as of 31.3.20	15,225
Interest rate risk hedge, foreign currency translation and other effects	165
Loss-absorbing additional tier 1 capital as of 30.6.20	15,390
Total going concern capital as of 31.3.20	51,916
Total going concern capital as of 30.6.20	53,537

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.20	7,551
Interest rate risk hedge, foreign currency translation and other effects	46
Tier 2 capital as of 30.6.20	7,598
TLAC-eligible senior unsecured debt as of 31.3.20	34,153
Issuance of TLAC-eligible senior unsecured debt instruments	800
Decrease in eligibility due to shortening of residual tenor	(2,851)
Interest rate risk hedge, foreign currency translation and other effects	321
TLAC-eligible senior unsecured debt as of 30.6.20	32,423
Total gone concern loss-absorbing capacity as of 31.3.20	41,704
Total gone concern loss-absorbing capacity as of 30.6.20	40,021

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.20	93,620
Total loss-absorbing capacity as of 30.6.20	93,557
1 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 12 billion and our CET1 capital by USD 1.2 billion as of 30 June 2020 (31 March 2020: USD 12 billion and USD 1.1 billion, respectively) and decreased our CET1 capital ratio 14 basis points (31 March 2020: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11 billion and our CET1 capital by USD 1.1 billion (31 March 2020: USD 11 billion and USD 1.0 billion, respectively) and increased our CET1 capital ratio 14 basis points (31 March 2020: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 61 billion as of 30 June 2020 (31 March 2020: USD 57 billion) and decreased our Swiss SRB going concern leverage ratio 17 basis points (31 March 2020: 16 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 56 billion (31 March 2020: USD 52 billion) and increased our Swiss SRB going concern leverage ratio 17 basis points (31 March 2020: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2019 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 30 June 2020. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the second quarter of 2020, RWA increased by USD 0.2 billion to USD 286.4 billion, reflecting increases from model updates of USD 4.6 billion and currency effects of USD 2.1 billion as well as regulatory add-ons of USD 1.5 billion, partly offset by decreases in asset size and other movements of USD 4.6 billion and methodology and policy changes of USD 3.4 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.3.20	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.6.20
Credit and counterparty credit risk[2]	171.9	1.9	(0.1)	1.6		(3.1)	172.2
Non-counterparty-related risk	21.7	0.1				0.6	22.4
Market risk	15.1		(3.3)	3.0	1.5	(2.1)	14.2
Operational risk	77.5						77.5
Total	286.3	2.1	(3.4)	4.6	1.5	(4.6)	286.4

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 0.3 billion to USD 172.2 billion as of 30 June 2020. The RWA movements described below exclude currency effects.

Asset size and other movements contributed to a USD 3.1 billion decrease in RWA.

–   Investment Bank RWA decreased by USD 5.3 billion, driven by lower loans and loan commitments. Furthermore, derivatives RWA decreased, mainly as a result of lower volumes in Global Markets.

–   Global Wealth Management RWA increased by USD 3.1 billion, mainly driven by Lombard loans and other retail facilities, primarily due to business growth and, to a lesser extent, changes in credit ratings.

–   Personal & Corporate Banking RWA increased by USD 0.5 billion due to business growth from loans and loan commitments, predominantly for corporates.

–   Group Functions RWA decreased by USD 1.4 billion due to a reduction in clearing and settlement account exposure as well as lower derivative exposures.

Overall, changes in credit ratings and loss given default resulted in an increase of less than USD 1.0 billion in RWA during the second quarter of 2020.

RWA increased by USD 1.6 billion, driven by model updates related to real estate portfolios, securities financing transactions as well as Lombard loans.

We expect that further methodology changes and model updates will increase credit and counterparty credit risk RWA by up to USD 1 billion for the remainder of 2020. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

→   Refer to the “Risk management and control” section of this report and our 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2019 for more information

Capital management

Market risk

Market risk RWA decreased by USD 0.9 billion to USD 14.2 billion in the second quarter of 2020. This minor decrease was the result of two largely offsetting effects: (i) a USD 5.4 billion reduction driven by a decrease of USD 3.3 billion from a regulatory policy change and a decrease of USD 2.1 billion in asset size and other movements in the Investment Bank’s Global Markets business from client activity and asset price movements; and (ii) a USD 4.5 billion increase as a result of the ongoing parameter updates of our VaR model and an increase of USD 1.5 billion in regulatory add-ons, which was driven by the monthly risks-not-in-VaR assessment. The regulatory policy change was the removal of a FINMA required temporary market risk RWA multiplier following our demonstration of model performance in certain sub-portfolios.

→   Refer to the “Risk management and control” section of this report and our 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information

→   Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2019 for more information

Operational risk

Operational risk RWA were USD 77.5 billion as of 30 June 2020, unchanged from 31 March 2020.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for information about the advanced measurement approach model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	30.6.20
Credit and counterparty credit risk[1]	41.5	59.4	2.6	60.9	7.8	172.2
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.5	10.0	22.4
Market risk	1.5	0.0	0.0	10.9	1.7	14.2
Operational risk	33.6	7.7	2.6	22.4	11.2	77.5
Total	82.8	69.2	5.9	97.8	30.8	286.4

	31.3.20
Credit and counterparty credit risk[1]	37.7	57.6	2.7	64.8	9.1	171.9
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.5	9.3	21.7
Market risk	1.4	0.0	0.0	12.1	1.7	15.1
Operational risk	33.6	7.7	2.6	22.4	11.2	77.5
Total	78.8	67.4	6.0	102.8	31.3	286.3

	30.6.20 vs 31.03.20
Credit and counterparty credit risk[1]	3.8	1.7	0.0	(3.9)	(1.2)	0.3
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.6	0.7
Market risk	0.2	0.0	0.0	(1.1)	0.1	(0.9)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	4.0	1.7	0.0	(5.0)	(0.5)	0.2

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 June 2020: USD 9.2 billion; 31 March 2020: USD 8.7 billion), property, equipment and software (30 June 2020: USD 12.8 billion; 31 March 2020: USD 12.7 billion), and other items (30 June 2020: USD 0.3 billion; 31 March 2020: USD 0.2 billion).

Leverage ratio denominator

During the second quarter of 2020, the LRD increased by USD 18 billion to USD 974 billion, driven by asset size and other movements of USD 9 billion and currency effects of USD 9 billion.

Movement in leverage ratio denominator by key driver[1]
USD billion	LRD as of 31.3.20	Currency effects	Asset size and other	LRD as of 30.6.20
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	704.5	7.4	29.3	741.2
Derivative exposures	106.7	1.2	(15.4)	92.5
Securities financing transactions	127.9	0.6	(5.6)	122.8
Off-balance sheet items	29.9	0.3	0.3	30.5
Deduction items	(13.1)	0.0	0.4	(12.7)
Total	955.9	9.4	9.0	974.3

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report and to the previous COVID-19-related information in this section.    2 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects and do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

On-balance sheet exposures increased by USD 29 billion, mainly driven by an increase in high-quality liquid assets (HQLA) in the liquidity buffer portfolio in Group Functions, higher cash and balances with central banks across multiple businesses, and higher trading portfolio assets in the Investment Bank.

Derivative exposures decreased by USD 15 billion, mainly driven by foreign exchange and equity / index contracts in the Investment Bank, reflecting roll-offs and market-driven movements.

Securities financing transactions (SFTs) decreased by USD 6 billion, driven by Group Functions mainly as a result of lower collateral sourcing.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements

→   Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section

Capital management

Leverage ratio denominator by business division and Group Functions[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	30.6.20
Total IFRS assets	327.2	209.9	34.9	349.3	142.6	1,063.8
Difference in scope of consolidation[2]	(0.1)	0.0	(26.8)	0.0	0.1	(26.8)
Less: derivative exposures and SFTs[3]	(24.7)	(11.1)	(0.8)	(192.5)	(66.8)	(295.9)
On-balance sheet exposures	302.4	198.7	7.3	156.8	76.0	741.2
Derivative exposures	6.5	1.8	0.0	77.4	6.8	92.5
Securities financing transactions	20.8	9.9	0.8	60.8	30.6	122.8
Off-balance sheet items	6.1	15.3	0.0	8.5	0.6	30.5
Items deducted from Swiss SRB tier 1 capital	(5.1)	(0.1)	(1.4)	(0.1)	(6.0)	(12.7)
Total	330.7	225.6	6.7	303.4	108.0	974.3

	31.3.20
Total IFRS assets	309.9	211.5	29.5	395.9	151.3	1,098.1
Difference in scope of consolidation[2]	(0.2)	0.0	(23.2)	0.0	0.1	(23.3)
Less: derivative exposures and SFTs[3]	(35.8)	(21.0)	(0.8)	(257.7)	(55.0)	(370.3)
On-balance sheet exposures	273.9	190.5	5.5	138.2	96.4	704.5
Derivative exposures	7.4	1.8	0.0	89.6	7.9	106.7
Securities financing transactions	30.0	19.6	0.8	62.7	14.8	127.9
Off-balance sheet items	4.5	14.8	0.0	7.2	3.3	29.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.4)	(0.3)	(6.0)	(13.1)
Total	310.6	226.5	4.9	297.4	116.4	955.9

	30.6.20 vs 31.3.20
Total IFRS assets	17.3	(1.6)	5.3	(46.7)	(8.7)	(34.3)
Difference in scope of consolidation[2]	0.0	0.0	(3.6)	0.0	0.0	(3.5)
Less: derivative exposures and SFTs[3]	11.2	9.8	0.1	65.2	(11.8)	74.5
On-balance sheet exposures	28.5	8.2	1.8	18.5	(20.4)	36.7
Derivative exposures	(1.0)	0.0	0.0	(12.2)	(1.0)	(14.2)
Securities financing transactions	(9.2)	(9.8)	(0.1)	(1.9)	15.8	(5.1)
Off-balance sheet items	1.6	0.5	0.0	1.3	(2.8)	0.6
Items deducted from Swiss SRB tier 1 capital	0.1	0.1	0.0	0.2	0.0	0.4
Total	20.1	(0.9)	1.8	6.0	(8.4)	18.4

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report and to the previous COVID-19-related information in this section for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Group Functions. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together generally constitute the largest component, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2019 for more information about the equity attribution framework

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			Year-to-date
USD billion	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Global Wealth Management	16.7	16.5	16.6	16.6	16.5
Personal & Corporate Banking	8.7	8.7	8.3	8.7	8.3
Asset Management	1.9	1.8	1.8	1.8	1.8
Investment Bank	12.6	12.4	12.4	12.5	12.3
Group Functions	17.6	16.8	14.3	17.2	14.4
of which: deferred tax assets[1]	6.8	6.9	7.2	6.9	7.2
of which: related to retained RWA and LRD[2,3]	3.9	2.8	2.8	3.3	3.0
of which: defined benefit plans	0.1	0.1	0.0	0.1	0.0
of which: dividend accruals and others[4]	6.8	6.9	4.2	6.8	4.2
Average equity attributed to business divisions and Group Functions	57.5	56.2	53.4	56.9	53.4

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Temporary exemptions granted by FINMA until 1 January 2021 are not considered for average attributed equity. Refer to “COVID-19-related regulatory and legal developments” in the “Recent developments” section of this report for more information about the temporary exemptions granted by FINMA.    4 The increase in attributed equity related to dividend accruals and others compared with the second quarter of 2019 is primarily driven by unrealized gains from cash flow hedges of USD 1.9 billion and own credit related to gains or losses on financial liabilities measured at fair value of USD 0.5 billion.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
In %	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Global Wealth Management	21.1	29.6	21.0	25.3	21.0
Personal & Corporate Banking	10.9	15.3	18.8	13.1	18.6
Asset Management	33.7	34.4	27.6	34.1	25.3
Investment Bank	19.4	22.8	13.8	21.1	10.3
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share. Shares issued were unchanged in the second quarter of 2020.

We held 272 million shares as of 30 June 2020, of which 149 million shares had been acquired under our share repurchase program for cancelation purposes. The remaining 123 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held decreased by 3 million shares in the second quarter of 2020. We have temporarily suspended share repurchases given the current uncertain environment.

UBS Group AG share information
	As of or for the quarter ended			% change from
	30.6.20	31.3.20	30.6.19	31.3.20
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	0
Treasury shares	271,876,346	274,964,517	199,121,101	(1)
of which: related to share repurchase program	148,975,800	148,975,800	72,435,200	0
Shares outstanding	3,587,179,049	3,584,090,878	3,659,934,294	0
Basic earnings per share (USD)[1]	0.34	0.44	0.38	(23)
Diluted earnings per share (USD)[1]	0.33	0.43	0.37	(23)
Basic earnings per share (CHF)[2]	0.33	0.43	0.38	(23)
Diluted earnings per share (CHF)[2]	0.32	0.41	0.37	(22)
Equity attributable to shareholders (USD million)	57,035	57,949	53,180	(2)
Less: goodwill and intangible assets (USD million)	6,414	6,407	6,624	0
Tangible equity attributable to shareholders (USD million)	50,620	51,542	46,555	(2)
Total book value per share (USD)	15.90	16.17	14.53	(2)
Tangible book value per share (USD)	14.11	14.38	12.72	(2)
Share price (USD)[3]	11.51	9.39	11.88	23
Market capitalization (USD million)	41,303	33,649	43,491	23

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

61	Income statement
62	Statement of comprehensive income
64	Balance sheet
66	Statement of changes in equity
68	Statement of cash flows

70	1 Basis of accounting
73	2 Segment reporting
74	3 Net interest income
74	4 Net fee and commission income
75	5 Other income
75	6 Personnel expenses
75	7 General and administrative expenses
76	8 Income taxes
76	9 Earnings per share (EPS) and shares outstanding
77	10 Expected credit loss measurement
84	11 Fair value measurement
93	12 Derivative instruments
94	13 Other assets and liabilities
95	14 Debt issued designated at fair value
96	15 Debt issued measured at amortized cost
97	16 Provisions and contingent liabilities
105	17 Guarantees, commitments and forward starting transactions
106	18 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

107	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,133	2,455	2,749	4,588	5,419
Interest expense from financial instruments measured at amortized cost	3	(1,092)	(1,385)	(1,955)	(2,478)	(3,840)
Net interest income from financial instruments measured at fair value through profit or loss	3	351	261	232	612	571
Net interest income	3	1,392	1,330	1,026	2,722	2,149
Other net income from financial instruments measured at fair value through profit or loss		1,932	1,807	1,939	3,738	3,874
Credit loss (expense) / recovery	10	(272)	(268)	(12)	(540)	(33)
Fee and commission income	4	4,729	5,477	4,907	10,207	9,448
Fee and commission expense	4	(419)	(456)	(434)	(875)	(842)
Net fee and commission income	4	4,311	5,021	4,474	9,332	8,606
Other income	5	41	43	105	84	154
Total operating income		7,403	7,934	7,532	15,337	14,750
Personnel expenses	6	4,283	4,321	4,153	8,604	8,196
General and administrative expenses	7	1,063	1,133	1,175	2,196	2,362
Depreciation and impairment of property, equipment and software		458	456	427	914	854
Amortization and impairment of goodwill and intangible assets		17	16	18	32	33
Total operating expenses		5,821	5,926	5,773	11,747	11,445
Operating profit / (loss) before tax		1,582	2,008	1,759	3,591	3,305
Tax expense / (benefit)	8	347	410	366	757	773
Net profit / (loss)		1,236	1,598	1,393	2,833	2,532
Net profit / (loss) attributable to non-controlling interests		3	3	1	6	(1)
Net profit / (loss) attributable to shareholders		1,232	1,595	1,392	2,827	2,533

Earnings per share (USD)
Basic	9	0.34	0.44	0.38	0.79	0.69
Diluted	9	0.33	0.43	0.37	0.76	0.67

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19

Comprehensive income attributable to shareholders
Net profit / (loss)	1,232	1,595	1,392	2,827	2,533

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	458	(280)	302	178	145
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(197)	143	(122)	(54)	(96)
Foreign currency translation differences on foreign operations reclassified to the income statement	0	0	3	0	4
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	2	(8)	(13)	(7)	(13)
Income tax relating to foreign currency translations, including the impact of net investment hedges	(2)	0	(2)	(2)	0
Subtotal foreign currency translation, net of tax	261	(145)	168	116	40
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	19	208	90	226	171
Realized gains reclassified to the income statement from equity	(15)	(9)	(2)	(24)	(3)
Realized losses reclassified to the income statement from equity	0	0	1	0	1
Income tax relating to net unrealized gains / (losses)	(3)	(51)	(24)	(54)	(41)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	1	147	65	149	128
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	291	1,953	987	2,244	1,575
Net (gains) / losses reclassified to the income statement from equity	(171)	(103)	(24)	(274)	(45)
Income tax relating to cash flow hedges	(25)	(345)	(191)	(370)	(298)
Subtotal cash flow hedges, net of tax	95	1,505	773	1,600	1,232
Cost of hedging
Change in fair value of cost of hedging, before tax	(18)	6		(12)
Amortization of initial cost of hedging to the income statement	5	2		7
Income tax relating to cost of hedging	0	0		0
Subtotal cost of hedging, net of tax	(13)	8		(4)
Total other comprehensive income that may be reclassified to the income statement, net of tax	345	1,515	1,006	1,860	1,399

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(420)	10[1]	14	(410)	(148)
Income tax relating to defined benefit plans	(80)	143	(7)	63	(23)
Subtotal defined benefit plans, net of tax	(500)	153	8	(347)	(171)
Own credit on financial liabilities designated at fair value[2]
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(1,095)	1,156	72	62	(254)
Income tax relating to own credit on financial liabilities designated at fair value	223	(223)	0	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	(872)	934	72	62	(246)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1,372)	1,086	80	(286)	(417)

Total other comprehensive income	(1,027)	2,602	1,086	1,575	982
Total comprehensive income attributable to shareholders	205	4,197	2,478	4,402	3,515

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	3	1	6	(1)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	(5)	(6)	(4)	(2)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	(5)	(6)	(4)	(2)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	(5)	(6)	(4)	(2)
Total comprehensive income attributable to non-controlling interests	4	(2)	(5)	3	(3)

Total comprehensive income
Net profit / (loss)	1,236	1,598	1,393	2,833	2,532
Other comprehensive income	(1,026)	2,597	1,080	1,571	980
of which: other comprehensive income that may be reclassified to the income statement	345	1,515	1,006	1,860	1,399
of which: other comprehensive income that will not be reclassified to the income statement	(1,371)	1,082	74	(289)	(419)
Total comprehensive income	209	4,195	2,473	4,404	3,512

1 Includes a net pre-tax OCI gain of USD 247 million related to UK defined benefit plans (driven by a decrease in the defined benefit obligation, mainly resulting from a higher discount rate), largely offset by a net pre-tax OCI loss of USD 242 million related to the Swiss pension plan (driven by an extraordinary employer contribution of USD 235 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2020 due to the asset ceiling). Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the effects from changes to the Swiss pension plan and the measures to mitigate them.    2 Refer to Note 11 for more information.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.6.20	31.3.20	31.12.19

Assets
Cash and balances at central banks		149,549	139,258	107,068
Loans and advances to banks		15,633	16,972	12,447
Receivables from securities financing transactions		85,271	89,648	84,245
Cash collateral receivables on derivative instruments	12	30,846	39,545	23,289
Loans and advances to customers	10	344,652	337,551	326,786
Other financial assets measured at amortized cost	13	27,253	23,765	22,980
Total financial assets measured at amortized cost		653,205	646,739	576,815
Financial assets at fair value held for trading	11	98,046	90,490	127,514
of which: assets pledged as collateral that may be sold or repledged by counterparties		38,505	31,192	41,285
Derivative financial instruments	11, 12	152,008	212,982	121,841
Brokerage receivables	11	19,848	20,319	18,007
Financial assets at fair value not held for trading	11	94,292	82,753	83,944
Total financial assets measured at fair value through profit or loss		364,194	406,544	351,307
Financial assets measured at fair value through other comprehensive income	11	8,624	7,653	6,345
Investments in associates		1,054	1,042	1,051
Property, equipment and software		12,875	12,764	12,804
Goodwill and intangible assets		6,414	6,407	6,469
Deferred tax assets		9,294	9,316	9,537
Other non-financial assets	13	8,177	7,634	7,856
Total assets		1,063,838	1,098,099	972,183

Balance sheet (continued)
USD million	Note	30.6.20	31.3.20	31.12.19

Liabilities
Amounts due to banks		12,410	18,822	6,570
Payables from securities financing transactions		12,019	12,867	7,778
Cash collateral payables on derivative instruments	12	36,882	45,649	31,415
Customer deposits		474,254	465,946	448,284
Debt issued measured at amortized cost	15	126,744	115,432	110,497
Other financial liabilities measured at amortized cost	13	9,699	9,934	9,712
Total financial liabilities measured at amortized cost		672,007	668,649	614,256
Financial liabilities at fair value held for trading	11	34,426	32,571	30,591
Derivative financial instruments	11, 12	152,280	206,649	120,880
Brokerage payables designated at fair value	11	40,248	37,652	37,233
Debt issued designated at fair value	11, 14	58,864	53,299	66,809
Other financial liabilities designated at fair value	11, 13	37,902	31,536	35,940
Total financial liabilities measured at fair value through profit or loss		323,721	361,707	291,452
Provisions	16	2,601	2,566	2,974
Other non-financial liabilities	13	8,302	7,059	8,794
Total liabilities		1,006,630	1,039,981	917,476

Equity
Share capital		338	338	338
Share premium		17,125	17,633	18,064
Treasury shares		(3,592)	(3,636)	(3,326)
Retained earnings		35,991	36,796	34,154
Other comprehensive income recognized directly in equity, net of tax		7,173	6,818	5,303
Equity attributable to shareholders		57,035	57,949	54,533
Equity attributable to non-controlling interests		173	169	174
Total equity		57,207	58,118	54,707
Total liabilities and equity		1,063,838	1,098,099	972,183

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(1,180)[2]
Delivery of treasury shares under share-based compensation plans		(853)	912
Other disposal of treasury shares		(2)	57[2]
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		342
Tax (expense) / benefit		13
Dividends		(2,544)[3]
Equity classified as obligation to purchase own shares		(18)
Translation effects recognized directly in retained earnings				(5)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the period				2,116
of which: net profit / (loss)				2,533
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(171)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(246)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2019	338	17,802	(2,843)	32,548

Balance as of 1 January 2020	338	18,064	(3,326)	34,154
Issuance of share capital
Acquisition of treasury shares			(1,008)[2]
Delivery of treasury shares under share-based compensation plans		(602)	655
Other disposal of treasury shares		(8)	87[2]
Premium on shares issued and warrants exercised
Share-based compensation expensed in the income statement		313
Tax (expense) / benefit		13
Dividends		(654)[3]		(654)[3]
Translation effects recognized directly in retained earnings				(11)
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)		0
Total comprehensive income for the period				2,542
of which: net profit / (loss)				2,827
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(347)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				62
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2020	338	17,125	(3,592)	35,991

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.    3 Reflects the payment of an ordinary cash dividend of USD 0.365 (2019: CHF 0.70) per dividend-bearing share. From 2020 onward, Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a stock exchange pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,930	3,924	(103)	109		52,928	176	53,103
					(11)		(11)
3,930	3,924	(103)	109		52,917	176	53,092
					0		0
					(1,180)		(1,180)
					59		59
					55		55
					29		29
					342		342
					13		13
					(2,544)	(6)	(2,550)
					(18)		(18)
5			5		0		0
					(7)	3	(5)
1,399	40	128	1,232		3,515	(3)	3,512
					2,533	(1)	2,532
1,399	40	128	1,232		1,399		1,399
					(171)		(171)
					(246)		(246)
					0	(2)	(2)
5,335	3,964	25	1,346		53,180	170	53,350

5,303	4,028	14	1,260		54,533	174	54,707
					0		0
					(1,008)		(1,008)
					52		52
					79		79
					0		0
					313		313
					13		13
					(1,308)	(4)	(1,312)
11		0	11		0		0
					(40)		(40)
					0	0	0
1,860	116	149	1,600	(4)	4,402	3	4,404
					2,827	6	2,833
1,860	116	149	1,600	(4)	1,860		1,860
					(347)		(347)
					62		62
					0	(4)	(4)
7,173	4,144	163	2,871	(4)	57,035	173	57,207

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.6.20	30.6.19

Cash flow from / (used in) operating activities
Net profit / (loss)	2,833	2,532
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	914	854
Amortization and impairment of intangible assets	32	33
Credit loss expense / (recovery)	540	33
Share of net profits of associates / joint ventures and impairment of associates	(29)	(25)
Deferred tax expense / (benefit)	192	394
Net loss / (gain) from investing activities	241	11
Net loss / (gain) from financing activities	(7,048)	5,998
Other net adjustments	(579)	(466)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	5,585	(1,158)
Securities financing transactions	3,167	(840)
Cash collateral on derivative instruments	(2,046)	2,396
Loans and advances to customers	(14,222)	(750)
Customer deposits	20,429	10,734
Financial assets and liabilities at fair value held for trading and derivative financial instruments	38,734	(9,009)
Brokerage receivables and payables	1,140	(1,564)
Financial assets at fair value not held for trading, other financial assets and liabilities	(7,168)	(6,721)
Provisions, other non-financial assets and liabilities	(1,531)	(375)
Income taxes paid, net of refunds	(403)	(429)
Net cash flow from / (used in) operating activities	40,781	1,649

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(5)
Disposal of subsidiaries, associates and intangible assets	14	100
Purchase of property, equipment and software	(831)	(782)
Disposal of property, equipment and software	6	8
Purchase of financial assets measured at fair value through other comprehensive income	(4,132)	(1,757)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,944	1,160
Net (purchase) / redemption of debt securities measured at amortized cost	(4,817)	653
Net cash flow from / (used in) investing activities	(7,817)	(623)

Statement of cash flows (continued)
	Year-to-date
USD million	30.6.20	30.6.19

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	14,912	(14,248)
Net movements in treasury shares and own equity derivative activity	(882)	(1,044)
Distributions paid on UBS shares	(1,308)	(2,544)
Repayment of lease liabilities[1]	(273)
Issuance of long-term debt, including debt issued designated at fair value	46,059	31,471
Repayment of long-term debt, including debt issued designated at fair value	(46,137)	(25,931)
Net changes in non-controlling interests	(4)	(6)
Net cash flow from / (used in) financing activities	12,368	(12,301)

Total cash flow
Cash and cash equivalents at the beginning of the period	119,873	126,079
Net cash flow from / (used in) operating, investing and financing activities	45,332	(11,275)
Effects of exchange rate differences on cash and cash equivalents	1,563	613
Cash and cash equivalents at the end of the period[2]	166,768	115,417
of which: cash and balances at central banks[3]	149,430	101,341
of which: loans and advances to banks	14,428	12,108
of which: money market paper	2,911	1,968

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	6,365	7,792
Interest paid in cash	4,200	6,039
Dividends on equity investments, investment funds and associates received in cash	1,104	1,243

1 In 2019, cash payments for the principal portion of the lease liability were classified within operating activities under Financial assets at fair value not held for trading, other financial assets and liabilities.    2 USD 5,393 million and USD 3,161 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 June 2020 and 30 June 2019, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    3 Includes only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD), which is also the functional currency of UBS Group AG, UBS AG’s Head Office, UBS’s US-based operations and UBS AG London Branch. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2019, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2019. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2019.

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis in its Income Statement, in line with how UBS assesses and manages interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

Segment reporting

Effective from 1 January 2020, UBS only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item within its Segment reporting disclosures provided in Note 2. This change streamlines reporting, ensures alignment with how UBS manages its cost base and has no effect on the Income Statement, or on the net profit of any business division.

Note 1 Basis of accounting (continued)

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Application and transition effect

Effective from 1 January 2020, UBS has prospectively adopted the hedge accounting requirements of IFRS 9 with respect to all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9’s hedge accounting model further aligns accounting with risk management practices, amends hedge effectiveness requirements and prohibits voluntary de-designations. IFRS 9 permits the designation of certain additional hedged items, including layer components, net positions, and aggregated exposures, such as a combination of a non-derivative and derivative. IFRS 9 also introduces the concept of “cost of hedging,” under which the time value of an option contract, the forward element of a forward contract or the foreign currency basis spread in a cross-currency swap can be deferred in other comprehensive income and, depending on the nature of the hedged transaction, released to the income statement either when the hedged item affects the income statement or over the term of the hedged item.

The adoption of these requirements had no financial impact on UBS’s financial statements. However, the adoption allows UBS to designate more effective hedge accounting relationships, including fair value hedges of foreign currency risk using cross-currency swaps, and to reduce income statement volatility caused by foreign currency basis spread.

Starting from 1 January 2020, UBS has been utilizing the concept of “cost of hedging” in its newly designated fair value hedge program of foreign currency debt using cross-currency swaps. The hedged risk is determined as changes in the value of the hedged items arising solely from changes in spot foreign exchange rates. The foreign currency basis spread in cross-currency swaps is excluded from the hedge designation and accounted for through other comprehensive income as a cost of hedging. As of 30 June 2020, the notional of hedging instruments and hedged items designated in the program amounted to USD 13.7 billion, with a gain of USD 9 million deferred in other comprehensive income as a cost of hedging.

Update to significant accounting policy – Hedge accounting (disclosed in “Note 1a item 3j Hedge accounting” in the financial statements 2019 included in the Annual Report 2019)

Hedge accounting under IFRS 9

The Group applies hedge accounting requirements of IFRS 9 for fair value hedges of interest rate risk related to debt instruments, fair value hedges of foreign exchange risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations.

At the time a financial instrument is designated in a hedge relationship, UBS formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, the nature of risk being hedged and the methods that will be used to assess whether the hedge effectiveness criteria are met. As part of effectiveness testing, UBS assesses, both at the inception of the hedge and on an ongoing basis, whether there is an economic relationship between the hedged item and the hedging instrument, including whether the relationship is dominated by the effect of credit risk and whether the appropriate hedge ratio is being used. In the case of hedging forecast transactions, the forecast transaction must be highly probable to occur. UBS discontinues hedge accounting when: (i) the hedge effectiveness criteria have ceased to be met; (ii) the derivative expires or is sold, terminated or exercised; (iii) the hedged item matures, is sold or repaid; (iv) forecast transactions are no longer deemed to meet the highly probable criteria; or (v) the risk management objective on the basis of which the hedge relationship was designated changes. Voluntary discontinuation of hedge accounting is not permitted.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of expected cash flows of the hedged item. Such ineffectiveness is recorded in Other net income from financial instruments measured at fair value through profit or loss.

Fair value hedges of interest rate risk related to debt instruments

In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected as an adjustment to the carrying value of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. If the hedge accounting relationship is terminated for reasons other than derecognition of the hedged item, the adjustment to the carrying value is amortized to the income statement over the remaining term to maturity of the hedged item using the effective interest rate method.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Fair value hedges of foreign exchange risk related to debt instruments

In fair value hedges of foreign currency risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the measurement of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the designation of fair value hedges of foreign currency risk. UBS has chosen to account for the foreign currency basis as a cost of hedging with amounts deferred in Other comprehensive income within Equity. These amounts are released to the income statement over the term of the hedged item or upon discontinuation of the hedge relationship.

Cash flow hedges of forecast transactions

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to the income statement and are presented in Interest income from derivative instruments designated as cash flow hedges within  Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income.

If a cash flow hedge of forecast transactions is no longer considered effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Other comprehensive income within Equity remain there until the committed or forecast transactions occur and affect profit or loss. If the forecast transactions are no longer expected to occur, the deferred gains or losses are immediately reclassified to the income statement.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income within Equity,  while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Hedge accounting under IAS 39

As permitted under IFRS 9, the Group continues to apply hedge accounting requirements of IAS 39 to fair value hedges of portfolio interest rate risk related to loans. As a result, the hedge accounting policy set out in the UBS Group AG consolidated financial statements included in the Annual Report 2019 continues to apply to this program.

Annual Improvements to IFRS Standards 2018–2020 Cycle and narrow-scope amendments to IFRS 3, Business Combinations, and IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued several narrow-scope amendments to a number of standards as well as the Annual Improvements to IFRS Standards 2018–2020 Cycle. These minor amendments are effective from 1 January 2022. UBS is currently assessing the impact on the Group’s financial statements.

Amendment to IFRS 16, Leases, (COVID-19-Related Rent Concessions)

In May 2020, the IASB issued an amendment to IFRS 16 to provide an option for lessees to account for rent concessions occurring as a direct consequence of the COVID-19 pandemic as if they were not lease modifications. The amendment is effective from 1 June 2020. UBS has not adopted this option, given that the effects on the Group’s financial statements are not material.

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the Group’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the six months ended 30 June 2020
Net interest income	2,054	1,029	(9)	3	(354)	2,722
Non-interest income	6,553	886	1,048	4,914	(246)	13,155
Income	8,606	1,914	1,038	4,917	(600)	15,877
Credit loss (expense) / recovery	(117)	(187)	0	(200)	(35)	(540)
Total operating income	8,489	1,727	1,038	4,718	(635)	15,337
Total operating expenses	6,391	1,155	724	3,396	80	11,747
Operating profit / (loss) before tax	2,098	572	314	1,321	(715)	3,591
Tax expense / (benefit)						757
Net profit / (loss)						2,833

As of 30 June 2020
Total assets	327,218	209,851	34,865	349,266	142,638	1,063,838

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the six months ended 30 June 2019
Net interest income	1,975	994	(13)	(403)	(403)	2,149
Non-interest income	6,090	920	934	4,264	425	12,633
Income	8,064	1,914	921	3,860	23	14,783
Credit loss (expense) / recovery	(4)	1	0	(24)	(6)	(33)
Total operating income	8,061	1,915	921	3,836	17	14,750
Total operating expenses	6,323	1,139	693	3,202	88	11,445
Operating profit / (loss) before tax	1,737	777	228	634	(71)	3,305
Tax expense / (benefit)						773
Net profit / (loss)						2,532

As of 31 December 2019
Total assets	309,766	209,405	34,565	315,855	102,592	972,183

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,632	1,868	2,065	3,500	4,088
Interest income from securities financing transactions[2]	202	367	545	569	1,044
Interest income from other financial instruments measured at amortized cost	87	89	83	176	179
Interest income from debt instruments measured at fair value through other comprehensive income	35	17	27	52	52
Interest income from derivative instruments designated as cash flow hedges	178	113	29	290	55
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,133	2,455	2,749	4,588	5,419
Interest expense on loans and deposits[3]	244	463	737	707	1,404
Interest expense on securities financing transactions[4]	224	219	324	443	612
Interest expense on debt issued	596	676	863	1,272	1,761
Interest expense on lease liabilities	27	28	31	56	63
Total interest expense from financial instruments measured at amortized cost	1,092	1,385	1,955	2,478	3,840
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,041	1,069	794	2,110	1,579
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	242	201	325	442	759
Net interest income from brokerage balances	182	137	43	318	120
Net interest income from securities financing transactions at fair value not held for trading[5]	18	33	27	51	57
Interest income from other financial instruments at fair value not held for trading	153	202	233	355	453
Interest expense on other financial instruments designated at fair value	(244)	(311)	(396)	(555)	(819)
Total net interest income from financial instruments measured at fair value through profit or loss	351	261	232	612	571
Total net interest income	1,392	1,330	1,026	2,722	2,149

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Fee and commission income
Underwriting fees	257	200	224	456	379
of which: equity underwriting fees	123	106	118	230	166
of which: debt underwriting fees	133	93	105	227	212
M&A and corporate finance fees	117	218	296	335	413
Brokerage fees	959	1,245	826	2,204	1,654
Investment fund fees	1,197	1,295	1,196	2,492	2,373
Portfolio management and related services	1,813	2,059	1,915	3,872	3,719
Other	387	461	451	848	911
Total fee and commission income[1]	4,729	5,477	4,907	10,207	9,448
of which: recurring	2,980	3,341	3,136	6,320	6,134
of which: transaction-based	1,674	2,098	1,749	3,773	3,264
of which: performance-based	75	39	23	114	50
Fee and commission expense
Brokerage fees paid	63	86	88	149	168
Distribution fees paid	144	156	142	300	284
Other	212	214	203	426	390
Total fee and commission expense	419	456	434	875	842
Net fee and commission income	4,311	5,021	4,474	9,332	8,606
of which: net brokerage fees	896	1,158	738	2,055	1,486

1 Reflects third-party fee and commission income for the second quarter of 2020 of USD 2,809 million for Global Wealth Management (first quarter of 2020: USD 3,384 million; second quarter of 2019: USD 2,946 million), USD 313 million for Personal & Corporate Banking (first quarter of 2020: USD 354 million; second quarter of 2019: USD 327 million), USD 700 million for Asset Management (first quarter of 2020: USD 702 million; second quarter of 2019: USD 647 million), USD 872 million for the Investment Bank (first quarter of 2020: USD 1,004 million; second quarter of 2019: USD 962 million) and USD 36 million for Group Functions (first quarter of 2020: USD 33 million; second quarter of 2019: USD 25 million).

Note 5  Other income

	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	(2)	8	10	7	11
Net gains / (losses) from disposals of investments in associates	0	0	0	0	4
Share of net profits of associates and joint ventures	13	16	10	29	25
Impairments related to associates	0	0	(1)	0	(1)
Total	11	25	20	36	39
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	15	9	1	24	2
Income from properties[2]	6	7	7	13	13
Net gains / (losses) from properties held for sale	9	0	7	9	7
Other	0	3	70	3	92
Total other income	41	43	105	84	154
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations. 2 Includes rent received from third parties.

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Salaries and variable compensation	2,696	2,561	2,523	5,258	4,943
Financial advisor compensation[1]	941	1,094	1,005	2,035	1,965
Contractors	91	84	96	176	192
Social security	228	211	195	439	408
Pension and other post-employment benefit plans	202	236	194	438	418
Other personnel expenses	123	135	140	258	269
Total personnel expenses	4,283	4,321	4,153	8,604	8,196

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Occupancy	101	97	91	198	188
Rent and maintenance of IT and other equipment	185	198	168	382	353
Communication and market data services	152	149	157	301	312
Administration	115	148	103	263	226
of which: UK and German bank levies	3	15	(32)	17	(17)
Marketing and public relations[1]	65	50	72	115	138
Travel and entertainment	31	69	100	101	190
Professional fees	163	160	193	323	370
Outsourcing of IT and other services	228	235	259	463	530
Litigation, regulatory and similar matters[2]	2	6	4	8	(4)
Other	23	20	28	43	60
Total general and administrative expenses	1,063	1,133	1,175	2,196	2,362

1 Includes charitable donations.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (second quarter of 2020: USD 0 million; first quarter of 2020: USD 1 million; second quarter of 2019: USD 1 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Income taxes

The Group recognized income tax expenses of USD 347 million for the second quarter of 2020, representing an effective tax rate of 21.9%, compared with USD 366 million for the second quarter of 2019.

Current tax expenses were USD 343 million, compared with USD 209 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 4 million, compared with USD 157 million. These included expenses of USD 68 million in respect of the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences, which primarily relate to UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 31 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in the second quarter of 2020. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs. This amount represents one half of the expected full-year benefit and, therefore, further amounts totaling USD 31 million will be recognized in the third and fourth quarters of 2020 in accordance with the requirements of IAS 34, Interim Financial Reporting. Deferred tax expenses were also decreased by a benefit of USD 33 million in respect of an increase in temporary difference DTAs as the expected value of future tax deductions for deferred compensation awards increased.

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or year-to-date
	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,232	1,595	1,392	2,827	2,533

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,232	1,595	1,392	2,827	2,533
Less: (profit) / loss on own equity derivative contracts	0	0	0	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,232	1,595	1,392	2,827	2,533

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,584,522,015	3,591,853,051	3,694,660,679	3,588,187,534	3,694,529,827
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	106,543,728	114,911,986	95,817,338	110,717,626	101,297,249
Weighted average shares outstanding for diluted EPS	3,691,065,743	3,706,765,037	3,790,478,017	3,698,905,160	3,795,827,076

Earnings per share (USD)
Basic	0.34	0.44	0.38	0.79	0.69
Diluted	0.33	0.43	0.37	0.76	0.67

Shares outstanding and potentially dilutive instruments
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395
Treasury shares	271,876,346	274,964,517	199,121,101	271,876,346	199,121,101
Shares outstanding	3,587,179,049	3,584,090,878	3,659,934,294	3,587,179,049	3,659,934,294
Potentially dilutive instruments[2]	27,456,453	29,801,232	27,263,830	26,911,953	27,239,110

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.

Note 10  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 272 million during the second quarter of 2020, reflecting net expenses of USD 202 million related to stage 1 and 2 positions and net expenses of USD 70 million related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 202 million were primarily driven by a net expense of USD 127 million from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. This also led to exposure movements from stage 1 to stage 2 as probabilities of default increased.

The remaining stage 1 and 2 expenses of USD 75 million mainly reflect the effects of expert judgement overlays for selected exposures to Swiss large corporates and small and medium-sized entities, as well as remeasurements within our loan book, mainly in the Investment Bank. These were partly offset by recoveries on energy-related exposures and securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020.

Stage 3 net credit loss expenses were USD 70 million. In the Investment Bank, stage 3 net expenses of USD 22 million were driven by USD 38 million of expenses recognized across various positions, partly offset by recoveries on securities financing transactions with a number of real estate investment trusts, where we had increased allowances in the first quarter of 2020. In Group Functions, stage 3 expenses of USD 20 million arose from an energy-related exposure in the Non-core and Legacy Portfolio. In Global Wealth Management, stage 3 net expenses of USD 19 million primarily reflected USD 9 million on a single structured margin-lending position, with the remaining USD 10 million on a number of smaller positions across the portfolios. In Personal & Corporate Banking, stage 3 net expenses of USD 10 million arose primarily on two newly defaulted clients in the corporate lending portfolio.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

The outlook for the global economy has deteriorated markedly since the end of 2019 as a result of the COVID-19 outbreak. COVID-19 and related lockdown measures have significantly impacted major economies across the world. Uncertainties are still at a high level, making predictions difficult and displaying several potential triggers for further negative developments.

Scenarios and scenario weights

For the second quarter of 2020, the two scenarios and related macroeconomic factors that were applied in the first quarter of 2020 were reviewed in light of the economic and political conditions prevailing at 30 June 2020 through a series of extraordinary governance meetings, with input from UBS risk and finance experts across the regions and business divisions.

The key aspects of the narratives for the scenarios are summarized below.

–   The baseline scenario was updated for 30 June 2020 and takes into account a significant deterioration of GDP in relevant markets. GDP in the US and Switzerland is expected to decline by around 6.4% and 5.5%, respectively, in 2020 – this reflects a very significant drop in the first half of 2020 and an expected sequential rebound of about 4% and 8%, respectively, in the second half of the year. The Eurozone also experiences a very severe contraction in economic activity in 2020, with an 8.2% decline in GDP. In addition, the baseline reflects the sharp increase in unemployment observed in the first half of 2020, with unemployment expected to remain at around 14% in the US and to rise to just below 4% in Switzerland by the end of 2020. Housing prices are assumed to be largely flat in Switzerland but to decrease in the US, by around 4% over the two years 2020 and 2021 in cumulative terms. Overall, economic improvements are expected to take place in 2021, with GDP expected to increase by around 4% in both the US and Switzerland.

–   The global crisis scenario (also known as the severe downside scenario) was updated during the second quarter of 2020 to account for updated market data and the impact of the COVID-19 outbreak. The scenario assumptions are considered to be consistent with assumptions for COVID-19-related disruption but to a significantly more adverse degree than what is considered under the baseline scenario, with a full‑year GDP contraction expected to continue into 2021 and only a moderate recovery starting from the end of 2021. Relative to their values at the end of the first quarter of 2020 and considering the period until the end of the first quarter of 2021, GDP is assumed to decline by more than 11% in both the US and Switzerland and unemployment to remain elevated, with a peak above 17% and 6% in the US and Switzerland, respectively. Housing prices are also assumed to decline significantly, by almost 14% and 20% in the US and Switzerland, respectively.

–   Given the evolving pandemic, management assessed in the first quarter of 2020 whether an interim review of the upside (asset price inflation) and mild downside (monetary-tightening) scenarios, both of which were applied at the end of 2019, would be warranted, as these scenarios became less probable in the specific circumstances. This assessment was reviewed during the second quarter of 2020 and, consistent with the first quarter, management agreed that the upside and the mild downside narratives should remain in place, as they may become relevant again once there is more clarity on COVID-19; however, their probability weights should be temporarily set to zero given (i) there are too many uncertainties and lack of supportable information on precedent cases that could be used for modeling narratives and economic shock factors, and (ii) the probability weight estimation would have been speculative. This assessment will be reviewed in the third quarter of 2020.

	Baseline
Key parameters	2020	2021
Real GDP growth (annual % change, annual average)
United States	(6.4)	4.5
Eurozone	(8.2)	6.2
Switzerland	(5.5)	4.4
Unemployment rate (annual %, level, 4Q average)
United States	14.1	7.8
Eurozone	9.8	6.6
Switzerland	3.9	3.4
Real estate (annual % change, 4Q average)
United States	(2.8)	(1.6)
Eurozone	(10.2)	8.6
Swiss Single-Family Homes	(0.2)	0.5

Note 10   Expected credit loss measurement (continued)

As a consequence of the exceptional circumstances and prevailing uncertainties at the end of the second quarter of 2020, UBS decided to keep the weight allocation consistent with the decision made in the first quarter of 2020, with a 70% weighting assigned to the baseline and a 30% weighting assigned to the global crisis scenario. Overall, these weights still reflect the current sentiment regarding the boundaries of economic outcomes, with a bias toward the updated baseline scenario, but give sufficient credence to the global crisis scenario, thereby accounting for the prospect that the pandemic may not be contained effectively.

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.6.20	31.3.20	31.12.19
Upside	0.0	0.0	7.5
Baseline	70.0	70.0	42.5
Mild downside	0.0	0.0	35.0
Global crisis	30.0	30.0	15.0

Sensitivity to different scenario weight combinations and ”pro forma all-stage-2” measurement

Expected credit loss (ECL) is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to the baseline scenario, highlighting the non-linearity of credit losses. UBS reported USD 636 million of ECL allowances and provisions for stage 1 or 2 positions at the end of the second quarter of 2020. If UBS had applied a 100% weight to the baseline scenario or 100% weight to the global crisis scenario, ECL allowances and provisions would have been approximately USD 0.5 billion and USD 1.2 billion, respectively. As a way of comparing IFRS 9 to its US GAAP equivalent standard, if all stage 1 and 2 positions across the portfolio had been measured for lifetime ECL irrespective of whether there was a significant increase in credit risk (SICR) status, with a 70% weight applied to the baseline and 30% to the global crisis scenario, ECL allowances and provisions for positions not subject to credit-impairment would have been approximately USD 1.5 billion.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables set out below and on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying value of these financial assets. Rather, the carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	30.6.20
	Carrying amount[1,2]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,549	149,549	0	0	0	0	0	0
Loans and advances to banks	15,633	15,534	99	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	85,271	85,271	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,846	30,846	0	0	(1)	(1)	0	0
Loans and advances to customers	344,652	318,977	23,673	2,002	(1,089)	(134)	(236)	(719)
of which: Private clients with mortgages	137,563	128,527	8,076	960	(157)	(25)	(93)	(39)
of which: Real estate financing	40,653	34,083	6,559	11	(55)	(10)	(42)	(4)
of which: Large corporate clients	14,376	11,148	2,962	266	(308)	(34)	(58)	(217)
of which: SME clients	13,518	7,845	5,177	496	(319)	(21)	(29)	(269)
of which: Lombard	116,482	116,292	0	191	(71)	(11)	0	(60)
of which: Credit cards	1,396	1,065	304	26	(35)	(9)	(11)	(15)
of which: Commodity trade finance	3,194	3,155	30	9	(83)	(5)	0	(78)
Other financial assets measured at amortized cost	27,253	26,107	404	741	(151)	(40)	(10)	(100)
of which: Loans to financial advisors	2,673	2,090	201	382	(116)	(34)	(7)	(74)
Total financial assets measured at amortized cost	653,205	626,286	24,176	2,743	(1,249)	(181)	(247)	(821)
Financial assets measured at fair value through other comprehensive income	8,624	8,624	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	661,829	634,910	24,176	2,743	(1,249)	(181)	(247)	(821)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	(47)	(11)	(4)	(32)
of which: Large corporate clients	3,494	2,640	733	121	(8)	(3)	(3)	(3)
of which: SME clients	1,293	725	514	54	(25)	(1)	(1)	(24)
of which: Financial intermediaries and hedge funds	6,964	6,910	54	0	(6)	(6)	0	0
of which: Lombard	602	602	0	0	(1)	0	0	(1)
of which: Commodity trade finance	1,601	1,583	18	0	(1)	(1)	0	0
Irrevocable loan commitments	39,651	34,494	5,044	114	(121)	(57)	(64)	0
of which: Large corporate clients	23,167	18,284	4,838	45	(109)	(50)	(59)	0
Forward starting reverse repurchase and securities borrowing agreements	2,210	2,210	0	0	0	0	0	0
Committed unconditionally revocable credit lines	37,822	32,892	4,870	60	(65)	(34)	(32)	0
of which: Real estate financing	5,666	5,019	647	0	(25)	(4)	(21)	0
of which: Large corporate clients	4,356	3,482	856	18	(9)	(4)	(5)	0
of which: SME clients	4,980	2,962	1,984	34	(17)	(14)	(4)	0
of which: Lombard	9,410	9,410	0	0	(1)	(1)	0	0
of which: Credit cards	8,159	7,726	425	8	(10)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	(7)	(7)	0	0
Total off-balance sheet financial instruments and other credit lines	100,262	88,604	11,307	351	(240)	(108)	(100)	(32)
Total allowances and provisions					(1,489)	(289)	(346)	(853)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Note 10   Expected credit loss measurement (continued)

USD million	31.3.20
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	139,258	139,258	0	0	0	0	0	0
Loans and advances to banks	16,972	16,894	78	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	89,648	88,394	449	804	(34)	(2)	(15)	(16)
Cash collateral receivables on derivative instruments	39,545	39,545	0	0	0	0	0	0
Loans and advances to customers	337,551	320,740	14,896	1,914	(936)	(101)	(164)	(671)
of which: Private clients with mortgages	134,759	126,633	7,168	957	(111)	(17)	(55)	(39)
of which: Real estate financing	39,097	33,876	5,205	16	(49)	(6)	(39)	(4)
of which: Large corporate clients	15,343	14,328	849	166	(191)	(21)	(35)	(134)
of which: SME clients	11,943	10,453	1,036	455	(358)	(18)	(20)	(320)
of which: Lombard	114,401	114,144	0	258	(56)	(10)	0	(46)
of which: Credit cards	1,317	985	308	23	(34)	(7)	(14)	(14)
of which: Commodity trade finance	2,801	2,778	13	10	(82)	(5)	0	(77)
Other financial assets measured at amortized cost	23,765	22,820	410	536	(143)	(31)	(15)	(97)
of which: Loans to financial advisors	2,699	2,198	303	198	(112)	(25)	(13)	(73)
Total financial assets measured at amortized cost	646,739	627,651	15,833	3,255	(1,120)	(139)	(195)	(786)
Financial assets measured at fair value through other comprehensive income	7,653	7,653	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	654,392	635,305	15,833	3,255	(1,120)	(139)	(195)	(786)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,830	17,387	361	83	(76)	(8)	(1)	(66)
of which: Large corporate clients	3,742	3,471	244	26	(33)	(1)	0	(32)
of which: SME clients	1,308	1,185	67	56	(28)	0	0	(27)
of which: Financial intermediaries and hedge funds	7,965	7,949	16	0	(5)	(5)	0	0
of which: Lombard	603	603	0	0	(7)	0	0	(7)
of which: Commodity trade finance	1,967	1,951	16	0	(1)	(1)	0	0
Irrevocable loan commitments	28,334	27,701	550	84	(46)	(34)	(13)	0
of which: Large corporate clients	18,224	17,712	453	59	(33)	(26)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	5,123	5,123	0	0	0	0	0	0
Committed unconditionally revocable credit lines	34,487	33,509	942	35	(36)	(20)	(16)	0
of which: Real estate financing	4,989	4,679	310	0	(16)	(3)	(12)	0
of which: Large corporate clients	3,784	3,697	70	17	(2)	(1)	0	0
of which: SME clients	4,644	4,492	133	18	(10)	(9)	(1)	0
of which: Lombard	7,649	7,649	0	0	0	(1)	0	0
of which: Credit cards	8,295	7,923	371	0	(5)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	4,040	4,038	0	2	(4)	(4)	0	0
Total off-balance sheet financial instruments and other credit lines	89,814	87,757	1,852	204	(162)	(66)	(29)	(66)
Total allowances and provisions					(1,282)	(205)	(225)	(852)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios: Loans and advances to customers, Other financial assets measured at amortized cost and relevant Off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments, and Financial assets measured at fair value through other comprehensive income are not included in the table below due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures.

ECL coverage ratios for core loan portfolios	30.6.20
	Gross carrying amount (USD million)[1]				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	345,741	319,111	23,909	2,721	32	4	99	2,643
of which: Private clients with mortgages	137,720	128,552	8,169	1,000	11	2	113	394
of which: Real estate financing	40,708	34,093	6,601	15	14	3	63	2,541
of which: Large corporate clients	14,684	11,182	3,020	483	210	30	191	4,488
of which: SME clients	13,837	7,866	5,206	765	231	27	55	3,520
of which: Lombard	116,554	116,303	0	251	6	1	0	2,403
of which: Credit cards	1,430	1,074	315	41	242	81	354	3,569
of which: Commodity trade finance	3,278	3,160	30	87	254	15	8	8,973
Other financial assets measured at amortized cost	27,404	26,148	414	842	55	15	241	1,194
of which: Loans to financial advisors	2,789	2,124	208	456	415	161	347	1,627

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	29	7	27	1,831
Irrevocable loan commitments	39,651	34,494	5,044	114	31	16	128	0
Committed unconditionally revocable credit lines	37,822	32,892	4,870	60	17	10	65	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	16	16	15	0
1 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

	31.3.20
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	338,486	320,841	15,060	2,585	28	3	109	2,596
of which: Private clients with mortgages	134,870	126,650	7,224	996	8	1	77	390
of which: Real estate financing	39,146	33,881	5,245	20	12	2	75	2,047
of which: Large corporate clients	15,534	14,349	885	300	123	15	401	4,476
of which: SME clients	12,301	10,470	1,055	775	291	17	188	4,129
of which: Lombard	114,457	114,154	0	303	5	1	0	1,508
of which: Credit cards	1,351	993	322	37	254	72	420	3,708
of which: Commodity trade finance	2,882	2,783	13	87	283	18	1	8,818
Other financial assets measured at amortized cost	23,908	22,850	425	633	60	13	360	1,531
of which: Loans to financial advisors	2,811	2,224	317	271	397	114	418	2,702

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,830	17,387	361	83	42	5	30	8,045
Irrevocable loan commitments	28,334	27,701	550	84	16	12	228	0
Committed unconditionally revocable credit lines	34,487	33,509	942	35	11	6	168	0
Irrevocable committed prolongation of existing loans	4,040	4,038	0	2	10	10	0	0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	327,550	309,581	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,123	21,988	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	10	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

Note 11   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.20				31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	82,057	13,279	2,710	98,046	73,693	14,779	2,018	90,490	113,634	12,068	1,812	127,514
of which:
Equity instruments	64,174	710	76	64,960	54,966	535	185	55,686	96,161	400	226	96,787
Government bills / bonds	11,057	2,272	10	13,339	11,017	2,826	9	13,852	9,630	1,770	64	11,464
Investment fund units	6,282	1,744	27	8,053	7,077	1,556	21	8,654	7,088	1,729	50	8,867
Corporate and municipal bonds	537	7,296	779	8,612	618	8,230	498	9,346	755	6,617	542	7,914
Loans	0	980	1,600	2,580	0	1,205	1,120	2,325	0	1,180	791	1,971
Asset-backed securities	7	277	218	501	16	428	184	628	0	372	140	512

Derivative financial instruments	868	149,599	1,541	152,008	1,193	209,344	2,445	212,982	356	120,222	1,264	121,841
of which:
Foreign exchange contracts	472	53,316	7	53,795	635	94,070	26	94,730	240	52,227	8	52,474
Interest rate contracts	25	55,147	330	55,502	20	55,398	418	55,836	6	42,288	263	42,558
Equity / index contracts	0	36,195	795	36,991	4	53,989	1,301	55,294	7	22,220	597	22,825
Credit derivative contracts	0	1,540	405	1,945	0	1,574	669	2,243	0	1,612	394	2,007
Commodity contracts	0	3,302	1	3,304	0	3,909	6	3,915	0	1,820	0	1,821

Brokerage receivables	0	19,848	0	19,848	0	20,319	0	20,319	0	18,007	0	18,007

Financial assets at fair value not held for trading	49,389	41,168	3,735	94,292	39,666	39,388	3,699	82,753	40,608	39,373	3,963	83,944
of which:
Financial assets for unit-linked investment contracts	26,387	0	5	26,392	22,826	0	0	22,826	27,568	118	0	27,686
Corporate and municipal bonds	578	20,737	0	21,316	655	19,753	0	20,408	653	18,732	0	19,385
Government bills / bonds	22,175	4,540	0	26,714	15,954	3,853	0	19,808	12,089	3,700	0	15,790
Loans	0	8,317	1,024	9,340	0	8,390	1,081	9,470	0	10,206	1,231	11,438
Securities financing transactions	0	7,163	126	7,289	0	6,909	147	7,056	0	6,148	147	6,294
Auction rate securities	0	0	1,393	1,393	0	0	1,393	1,393	0	0	1,536	1,536
Investment fund units	188	396	103	688	138	395	107	641	194	448	98	740
Equity instruments	61	0	545	606	93	3	454	549	103	4	452	559
Other	0	13	540	553	0	84	518	602	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,551	7,074	0	8,624	1,651	6,002	0	7,653	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	6,634	0	6,634	0	5,507	0	5,507	0	3,955	0	3,955
Government bills / bonds	1,515	98	0	1,612	1,613	92	0	1,705	1,859	16	0	1,875
Corporate and municipal bonds	36	341	0	378	38	404	0	441	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,890	0	0	4,890	4,050	0	0	4,050	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	130	130	0	0	202	202	0	0	199	199
Total assets measured at fair value	138,755	230,968	8,116	377,839	120,253	289,832	8,364	418,449	161,101	194,110	7,237	362,448

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.6.20				31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,216	6,093	117	34,426	26,965	5,463	143	32,571	25,791	4,726	75	30,591
of which:
Equity instruments	23,464	306	76	23,846	22,289	282	26	22,598	22,526	149	59	22,734
Corporate and municipal bonds	38	4,558	39	4,635	22	3,921	74	4,018	40	3,606	16	3,661
Government bills / bonds	4,052	770	0	4,822	3,880	710	0	4,590	2,820	646	0	3,466
Investment fund units	662	431	2	1,096	774	532	43	1,349	404	294	0	698

Derivative financial instruments	871	148,116	3,293	152,280	1,246	201,770	3,633	206,649	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	447	54,385	67	54,899	636	92,515	65	93,217	248	53,705	60	54,013
Interest rate contracts	7	49,048	838	49,894	6	49,776	892	50,674	7	36,434	130	36,571
Equity / index contracts	0	39,622	1,445	41,067	4	53,968	1,557	55,528	3	24,171	1,293	25,468
Credit derivative contracts	0	1,781	917	2,698	0	1,875	1,065	2,940	0	2,448	512	2,960
Commodity contracts	0	3,128	10	3,138	0	3,437	0	3,438	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	40,248	0	40,248	0	37,652	0	37,652	0	37,233	0	37,233

Debt issued designated at fair value	0	49,123	9,741	58,864	0	46,013	7,286	53,299	0	56,943	9,866	66,809

Other financial liabilities designated at fair value	0	36,757	1,145	37,902	0	30,309	1,227	31,536	0	35,119	822	35,940
of which:
Financial liabilities related to unit-linked investment contracts	0	26,573	0	26,573	0	23,150	0	23,150	0	28,145	0	28,145
Securities financing transactions	0	8,371	0	8,371	0	5,992	0	5,992	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,796	1,057	2,852	0	1,159	1,138	2,297	0	1,231	791	2,022
Total liabilities measured at fair value	29,087	280,337	14,296	323,721	28,211	321,207	12,289	361,707	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at fair value less costs to sell as a result of meeting the held-for-sale criteria.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Reserve balance at the beginning of the period	194	146	161	146	255
Profit / (loss) deferred on new transactions	121	118	58	239	90
(Profit) / loss recognized in the income statement	(72)	(69)	(60)	(141)	(187)
Foreign currency translation	0	(1)	0	(1)	(1)
Reserve balance at the end of the period	243	194	158	243	158

Note 11  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

The description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the second quarter of 2020, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 1,095 million, primarily due to a significant tightening of UBS’s credit spreads, which have largely returned to the levels observed prior to the COVID-19 pandemic.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended			Year-to-date
USD million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Recognized during the period:
Realized gain / (loss)	8	1	6	9	6
Unrealized gain / (loss)	(1,103)	1,156	66	53	(260)
Total gain / (loss), before tax	(1,095)	1,156	72	62	(254)

	As of
USD million	30.6.20	31.3.20	30.6.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(31)	1,069	60

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the second quarter of 2020, CVAs and FVAs decreased due to the reversal of the significant widening of credit and funding spreads observed in the first quarter of 2020 as a result of the economic effects of the COVID-19 pandemic. Other valuation adjustments for liquidity and model uncertainty also decreased, primarily due to smaller bid–offer spreads as markets stabilized during the second quarter of 2020.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	30.6.20	31.3.20	31.12.19
Credit valuation adjustments[1]	(78)	(92)	(48)
Funding valuation adjustments[2]	(141)	(378)	(93)
Debit valuation adjustments	1	2	1
Other valuation adjustments	(715)	(879)	(566)
of which: liquidity	(385)	(536)	(300)
of which: model uncertainty	(330)	(343)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 44 million as of 30 June 2020, USD 194 million as of 31 March 2020 and USD 43 million as of 31 December 2019.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first six months of 2020, or from Level 1 to Level 2 during the first six months of 2020, were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents significant Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter, based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.20			31.12.19
USD billion	30.6.20	31.12.19	30.6.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.8	0.5	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	143	101	0	143	101	points
Traded loans, loans designated at fair value, loan commitments and guarantees	3.1	2.4	0.1	0.0	Relative value to market comparable	Loan price equivalent	0	100	99	0	101	99	points
					Discounted expected cash flows	Credit spread	250	1,000		225	530		basis points
					Market comparable and securitization model	Discount margin	1	19	3	0	14	2%
Auction rate securities	1.4	1.5			Relative value to market comparable	Bond price equivalent	79	91	80	79	98	88	points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.7	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			9.7	9.9
Other financial liabilities designated at fair value			1.1	0.8	Discounted expected cash flows	Funding spread	44	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.3	0.3	0.8	0.1	Option model	Volatility of interest rates	33	80		15	63		basis points
Credit derivative contracts	0.4	0.4	0.9	0.5	Discounted expected cash flows	Credit spreads	(2)	558		1	700		basis points
						Bond price equivalent	0	113		0	100		points
Equity / index contracts	0.8	0.6	1.4	1.3	Option model	Equity dividend yields	0	14		0	14%
						Volatility of equity stocks, equity and other indices	4	125		4	105%
						Equity-to-FX correlation	(45)	61		(45)	71%
						Equity-to-equity correlation	(17)	99		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value are the same as the equivalent derivative instruments presented elsewhere in this table.

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	30.6.20		31.3.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	71	(83)	165	(209)	46	(21)
Securities financing transactions	26	(26)	35	(33)	11	(11)
Auction rate securities	105	(105)	105	(105)	87	(87)
Asset-backed securities	45	(45)	42	(51)	35	(40)
Equity instruments	160	(92)	150	(82)	140	(80)
Interest rate derivative contracts, net	12	(23)	16	(20)	8	(17)
Credit derivative contracts, net	6[2]	(11)[2]	34	(38)	31	(35)
Foreign exchange derivative contracts, net	14	(8)	15	(13)	12	(8)
Equity / index derivative contracts, net	351	(352)	362	(429)	183	(197)
Other	35	(35)	48	(50)	47	(51)
Total	824	(780)	972	(1,028)	600	(547)

1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.    2 Includes refinements applied in estimating valuation uncertainty, resulting from a move to use issuer specific proxy credit default swap curves rather than generic curves.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about significant Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2019

Financial assets at fair value held for trading	2.0	(0.1)	0.0	0.3	(1.2)	0.8	0.0	0.2	(0.3)	0.0	1.6
of which:
Investment fund units	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.2)	0.0	0.2
Corporate and municipal bonds	0.7	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.1)	0.0	0.5
Loans	0.7	(0.1)	0.0	0.1	(0.7)	0.8	0.0	0.0	0.0	0.0	0.7
Other	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.3

Derivative financial instruments – assets	1.4	(0.2)	(0.1)	0.0	0.0	0.3	(0.2)	0.2	(0.1)	0.0	1.5
of which:
Interest rate contracts	0.4	(0.1)	(0.1)	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.6
Equity / index contracts	0.5	(0.1)	0.0	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.4
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.5
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.3	0.3	0.3	(0.4)	0.0	0.0	0.2	(0.9)	0.0	3.9
of which:
Loans	1.8	0.2	0.2	0.1	(0.1)	0.0	0.0	0.2	(0.9)	0.0	1.3
Auction rate securities	1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.6
Equity instruments	0.5	0.1	0.1	0.0	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.6

Derivative financial instruments – liabilities	2.2	0.0	(0.1)	0.0	0.0	0.2	(0.4)	0.1	(0.2)	0.0	1.9
of which:
Interest rate contracts	0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Equity / index contracts	1.4	0.0	(0.1)	0.0	0.0	0.1	(0.3)	0.0	(0.2)	0.0	1.0
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.6
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.4	0.4	0.0	0.0	3.9	(2.2)	0.3	(2.1)	0.0	11.4

Other financial liabilities designated at fair value	1.0	0.1	0.1	0.0	0.0	0.2	(0.7)	0.0	0.0	0.0	0.7

1 Effective 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 30 June 2020 were USD 8.1 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 30 June 2020 were USD 14.3 billion (31 December 2019: USD 12.8 billion).

Note 11   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2020[3]

1.8	(0.1)	0.0	0.3	(1.0)	1.4	0.0	0.3	0.0	0.0	2.7

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.0	0.0	0.2	(0.2)	0.0	0.0	0.2	0.0	0.0	0.8
0.8	(0.1)	0.0	0.0	(0.6)	1.4	0.0	0.0	0.0	0.0	1.6
0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

1.3	0.3	0.4	0.0	0.0	0.5	(0.5)	0.0	(0.1)	0.0	1.5

0.3	0.2	0.2	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.3
0.6	0.0	0.1	0.0	0.0	0.5	(0.2)	0.0	(0.1)	0.0	0.8
0.4	0.1	0.1	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	(0.1)	(0.1)	0.5	(0.6)	0.0	0.0	0.1	0.0	0.0	3.7

1.2	0.0	0.0	0.4	(0.5)	0.0	0.0	0.0	0.0	0.0	1.0
1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.5
0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.8

2.0	1.2	1.1	0.0	0.0	0.5	(0.8)	0.6	(0.3)	0.0	3.3

0.1	0.7	0.7	0.0	0.0	0.0	(0.3)	0.3	0.0	0.0	0.8
1.3	0.2	0.2	0.0	0.0	0.5	(0.4)	0.0	(0.2)	0.0	1.4
0.5	0.3	0.3	0.0	0.0	0.1	(0.1)	0.3	(0.1)	0.0	0.9
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

9.9	0.2	0.3	0.0	0.0	3.9	(3.5)	0.4	(1.0)	0.0	9.7

0.8	0.0	0.0	0.0	0.0	0.6	(0.3)	0.0	0.0	0.0	1.1

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first six months of 2020 totaled USD 0.4 billion and USD 0.2 billion, respectively. Transfers into Level 3 mainly consisted of corporate and municipal bonds, reflecting decreased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first six months of 2020 totaled USD 1.0 billion and USD 1.3 billion, respectively. Transfers into Level 3 mainly consisted of debt issued designated at fair value, primarily credit-linked and equity-linked issued debt instruments, as well as credit and interest rate derivative contracts due to decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to increased observability of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.20		31.3.20		31.12.19
USD billion	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	149.5	149.5	139.3	139.3	107.1	107.1
Loans and advances to banks	15.6	15.6	17.0	17.0	12.4	12.4
Receivables from securities financing transactions	85.3	85.3	89.6	89.7	84.2	84.2
Cash collateral receivables on derivative instruments	30.8	30.8	39.5	39.5	23.3	23.3
Loans and advances to customers	344.7	344.7	337.6	339.4	326.8	329.1
Other financial assets measured at amortized cost	27.3	27.8	23.8	24.5	23.0	23.2
Liabilities
Amounts due to banks	12.4	12.4	18.8	18.8	6.6	6.6
Payables from securities financing transactions	12.0	12.0	12.9	12.9	7.8	7.8
Cash collateral payables on derivative instruments	36.9	36.9	45.6	45.6	31.4	31.4
Customer deposits	474.3	474.4	465.9	466.1	448.3	448.4
Debt issued measured at amortized cost	126.7	127.8	115.4	113.0	110.5	113.6
Other financial liabilities measured at amortized cost[1]	5.8	5.8	6.1	6.1	5.8	5.7
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 30.6.20, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	55.5	910	49.9	887	11,797
Credit derivative contracts	1.9	66	2.7	68	0
Foreign exchange contracts	53.8	2,971	54.9	2,818	2
Equity / index contracts	37.0	376	41.1	474	105
Commodity contracts	3.3	66	3.1	58	11
Unsettled purchases of non-derivative financial instruments[5]	0.3	32	0.2	12
Unsettled sales of non-derivative financial instruments[5]	0.2	31	0.4	18
Total derivative financial instruments, based on IFRS netting[6]	152.0	4,451	152.3	4,334	11,914
Further netting potential not recognized on the balance sheet[7]	(138.1)		(134.3)
of which: netting of recognized financial liabilities / assets	(112.3)		(112.3)
of which: netting with collateral received / pledged	(25.8)		(21.9)
Total derivative financial instruments, after consideration of further netting potential	13.9		18.0

As of 31.3.20, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	55.8	971	50.7	924	12,095
Credit derivative contracts	2.2	81	2.9	68	0
Foreign exchange contracts	94.7	3,413	93.2	3,221	2
Equity / index contracts	55.3	422	55.5	487	111
Commodity contracts	3.9	73	3.4	70	11
Unsettled purchases of non-derivative financial instruments[5]	0.4	38	0.4	16
Unsettled sales of non-derivative financial instruments[5]	0.5	39	0.5	22
Total derivative financial instruments, based on IFRS netting[6]	213.0	5,037	206.6	4,807	12,219
Further netting potential not recognized on the balance sheet[7]	(193.2)		(186.6)
of which: netting of recognized financial liabilities / assets	(160.7)		(160.7)
of which: netting with collateral received / pledged	(32.5)		(25.9)
Total derivative financial instruments, after consideration of further netting potential	19.8		20.1

As of 31.12.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	42.6	1,007	36.6	961	11,999
Credit derivative contracts	2.0	70	3.0	70	0
Foreign exchange contracts	52.5	3,173	54.0	2,994	1
Equity / index contracts	22.8	420	25.5	534	122
Commodity contracts	1.8	56	1.7	60	13
Unsettled purchases of non-derivative financial instruments[5]	0.1	17	0.1	7
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	10
Total derivative financial instruments, based on IFRS netting[6]	121.8	4,759	120.9	4,635	12,135
Further netting potential not recognized on the balance sheet[7]	(110.7)		(106.1)
of which: netting of recognized financial liabilities / assets	(89.3)		(89.3)
of which: netting with collateral received / pledged	(21.4)		(16.8)
Total derivative financial instruments, after consideration of further netting potential	11.1		14.8

1 Derivative financial liabilities as of 30 June 2020 include USD 35 million related to derivative loan commitments (31 March 2020: USD 43 million; 31 December 2019: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17, under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material for any periods presented. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 17, under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Derivative instruments (continued)

Derivative financial assets decreased by USD 61 billion and derivative financial liabilities decreased by USD 54 billion compared with the first quarter of 2020, mainly reflecting roll-offs and market-driven movements in foreign exchange and equity / index contracts in our Derivatives & Solutions and Financing businesses in the Investment Bank.

b) Cash collateral on derivative instruments

USD billion	Receivables 30.6.20	Payables 30.6.20	Receivables 31.3.20	Payables 31.3.20	Receivables 31.12.19	Payables 31.12.19
Cash collateral on derivative instruments, based on IFRS netting[1]	30.8	36.9	39.5	45.6	23.3	31.4
Further netting potential not recognized on the balance sheet[2]	(18.0)	(20.1)	(21.7)	(24.2)	(14.4)	(18.1)
of which: netting of recognized financial liabilities / assets	(16.7)	(18.3)	(19.6)	(21.8)	(13.3)	(16.5)
of which: netting with collateral received / pledged	(1.3)	(1.8)	(2.1)	(2.4)	(1.1)	(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential	12.8	16.8	17.9	21.5	8.9	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.6.20	31.3.20	31.12.19
Debt securities	19,062	14,118	14,141
of which: government bills / bonds	9,812	8,458	8,492
Loans to financial advisors[1]	2,673	2,699	2,877
Fee- and commission-related receivables	1,650	2,094	1,521
Finance lease receivables	1,409	1,386	1,444
Settlement and clearing accounts	317	893	587
Accrued interest income	624	624	742
Other	1,518	1,951	1,669
Total other financial assets measured at amortized cost	27,253	23,765	22,980
1 Related to financial advisors in the US and Canada.

b) Other non-financial assets

USD million	30.6.20	31.3.20	31.12.19
Precious metals and other physical commodities	4,890	4,050	4,597
Bail deposit[1]	1,300	1,273	1,293
Prepaid expenses	980	1,069	927
VAT and other tax receivables	374	384	493
Properties and other non-current assets held for sale	242	202	199
Other	390	657	346
Total other non-financial assets	8,177	7,634	7,856
1 Refer to item 1 in Note 16b for more information.

c) Other financial liabilities measured at amortized cost

USD million	30.6.20	31.3.20	31.12.19
Other accrued expenses	1,607	1,835	1,928
Accrued interest expenses	1,155	1,065	1,562
Settlement and clearing accounts	1,818	1,844	1,379
Lease liabilities	3,850	3,830	3,943
Other	1,268	1,360	900
Total other financial liabilities measured at amortized cost	9,699	9,934	9,712

Note 13  Other assets and liabilities (continued)

d) Other financial liabilities designated at fair value

USD million	30.6.20	31.3.20	31.12.19
Financial liabilities related to unit-linked investment contracts	26,573	23,150	28,145
Securities financing transactions	8,371	5,992	5,742
Over-the-counter debt instruments	2,852	2,297	2,022
Other	105	96	31
Total other financial liabilities designated at fair value	37,902	31,536	35,940
of which: life-to-date own credit (gain) / loss	(64)	(217)	(4)

e) Other non-financial liabilities

USD million	30.6.20	31.3.20	31.12.19
Compensation-related liabilities	5,799	4,514	6,812
of which: Deferred Contingent Capital Plan	1,561	1,464	1,855
of which: financial advisor compensation plans	1,267	1,189	1,463
of which: other compensation plans	1,575	648	2,310
of which: net defined benefit pension and post-employment liabilities	771	629	633
of which: other compensation-related liabilities[1]	624	585	552
Deferred tax liabilities	675	800	311
Current tax liabilities	875	705	852
VAT and other tax payables	518	575	475
Deferred income	249	219	141
Other	186	245	202
Total other non-financial liabilities	8,302	7,059	8,794
1 Includes liabilities for payroll taxes and untaken vacation.

Note 14  Debt issued designated at fair value

USD million	30.6.20	31.3.20	31.12.19
Issued debt instruments
Equity-linked[1]	35,657	32,927	41,722
Rates-linked	13,694	12,898	16,318
Credit-linked	1,866	1,682	1,916
Fixed-rate	4,436	3,797	4,636
Commodity-linked	1,335	1,249	1,567
Other	1,876	746	649
of which: debt that contributes to total loss-absorbing capacity	1,220	259	217
Total debt issued designated at fair value	58,864	53,299	66,809
of which: issued by UBS AG with original maturity greater than one year[2]	41,403	37,364	51,031
of which: life-to-date own credit (gain) / loss	95	(852)	92

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 30 June 2020 was unsecured (31 March 2020: 100% of the balance was unsecured; 31 December 2019: more than 99% of the balance was unsecured).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Debt issued measured at amortized cost

USD million	30.6.20	31.3.20	31.12.19
Certificates of deposit	16,401	9,246	5,190
Commercial paper	16,156	15,453	14,413
Other short-term debt	3,877	2,468	2,235
Short-term debt[1]	36,434	27,167	21,837
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	31,258	33,895	30,105
Senior unsecured debt other than TLAC	26,519	22,282	25,569
of which: issued by UBS AG with original maturity greater than one year[2]	21,729	20,576	22,349
Covered bonds	2,605	2,570	2,633
Subordinated debt	21,130	20,917	21,775
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,041	10,902	11,931
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,491	2,464	2,414
of which: low-trigger loss-absorbing tier 2 capital instruments	7,063	7,017	6,892
of which: non-Basel III-compliant tier 2 capital instruments	534	534	540
Debt issued through the Swiss central mortgage institutions	8,795	8,597	8,574
Other long-term debt	3	3	4
Long-term debt[3]	90,310	88,265	88,660
Total debt issued measured at amortized cost[4]	126,744	115,432	110,497

1 Debt with an original contractual maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 30 June 2020, 100% of the balance was unsecured (31 March 2020: 100% of the balance was unsecured; 31 December 2019: 100% of the balance was unsecured).    3 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	30.6.20	31.3.20	31.12.19
Provisions other than provisions for expected credit losses	2,361	2,404	2,861
Provisions for expected credit losses	240	162	114
Total provisions	2,601	2,566	2,974

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total
Balance as of 31 December 2019	2,475	106	280	2,861
Balance as of 31 March 2020	1,998	142	264	2,404
Increase in provisions recognized in the income statement	20	20	8	49
Release of provisions recognized in the income statement	(18)	(8)	(1)	(28)
Provisions used in conformity with designated purpose	(33)	(45)	(7)	(85)
Foreign currency translation / unwind of discount	14	1	5	20
Balance as of 30 June 2020	1,980	111[2]	269	2,361

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of personnel-related restructuring provisions of USD 51 million as of 30 June 2020 (31 March 2020: USD 78 million; 31 December 2019: USD 40 million) and provisions for onerous contracts of USD 55 million as of 30 June 2020 (31 March 2020: USD 59 million; 31 December 2019: USD 61 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to severance payments and onerous contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

Note 16   Provisions and contingent liabilities (continued)

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Balance as of 31 March 2020	747	112	0	205	934	1,998
Increase in provisions recognized in the income statement	20	0	0	1	0	20
Release of provisions recognized in the income statement	(12)	(6)	0	0	0	(18)
Provisions used in conformity with designated purpose	(33)	0	0	(1)	0	(33)
Foreign currency translation / unwind of discount	9	2	0	2	0	14
Balance as of 30 June 2020	732	108	0	207	934	1,980

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS does not have party status in these proceedings. UBS has ten days to appeal this decision to the Swiss Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 June 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 506 million at 30 June 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 June 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

Note 16   Provisions and contingent liabilities (continued)

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Our balance sheet at 30 June 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 June 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.6 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 30 June 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In April 2020, the appeals court reversed the dismissal of the Yen LIBOR / Euroyen TIBOR complaint. The EURIBOR action remains on appeal. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and
SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in both actions have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement is subject to court approval.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 June 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 30.6.20, USD million	Measured at fair value	Not measured at fair value
Total guarantees	963	16,313	17,275	(2,627)	14,648
Loan commitments	7,390	39,651	47,042	(782)	46,259
Forward starting transactions[1]
Reverse repurchase agreements	37,327	2,206	39,533
Securities borrowing agreements		4	4
Repurchase agreements	43,367	2,172	45,539

As of 31.3.20, USD million
Total guarantees	969	17,830	18,800	(2,634)	16,166
Loan commitments	13,514	28,334	41,848	(817)	41,031
Forward starting transactions[1]
Reverse repurchase agreements	41,161	5,113	46,275
Securities borrowing agreements		9	9
Repurchase agreements	31,293	1,221	32,515

As of 31.12.19, USD million
Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308	27,547	33,856	(787)	33,069
Forward starting transactions[1]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.6.20	31.3.20	31.12.19	30.6.19	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
1 CHF	1.06	1.04	1.03	1.02	1.04	1.04	1.00	1.04	1.00
1 EUR	1.12	1.10	1.12	1.14	1.11	1.10	1.13	1.11	1.13
1 GBP	1.24	1.24	1.32	1.27	1.24	1.28	1.28	1.26	1.30
100 JPY	0.93	0.93	0.92	0.93	0.93	0.93	0.92	0.93	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG second quarter 2020 report, which will be available as of 24 July 2020 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 1.6 billion higher than the equity of UBS AG consolidated as of 30 June 2020. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our currently suspended share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 2.6 billion higher than the going concern capital of UBS AG consolidated as of 30 June 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.8 billion and higher common equity tier 1 (CET1) capital of USD 0.7 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 0.7 billion higher than that of UBS AG consolidated as of 30 June 2020. The difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 1.6 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.8 billion higher than that of UBS AG consolidated as of 30 June 2020, reflecting deferred contingent capital plan awards.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.6.20
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	7,403	7,512	(109)
Operating expenses	5,821	5,987	(166)
Operating profit / (loss) before tax	1,582	1,525	57
of which: Global Wealth Management	880	868	12
of which: Personal & Corporate Banking	238	238	0
of which: Asset Management	157	157	0
of which: Investment Bank	612	611	1
of which: Group Functions	(305)	(349)	44
Net profit / (loss)	1,236	1,197	39
of which: net profit / (loss) attributable to shareholders	1,232	1,194	39
of which: net profit / (loss) attributable to non-controlling interests	3	3	0

Statement of comprehensive income
Other comprehensive income	(1,026)	(1,035)	9
of which: attributable to shareholders	(1,027)	(1,037)	9
of which: attributable to non-controlling interests	1	1	0
Total comprehensive income	209	161	48
of which: attributable to shareholders	205	157	48
of which: attributable to non-controlling interests	4	4	0

Balance sheet
Total assets	1,063,838	1,063,435	403
Total liabilities	1,006,630	1,007,847	(1,216)
Total equity	57,207	55,589	1,619
of which: equity attributable to shareholders	57,035	55,416	1,619
of which: equity attributable to non-controlling interests	173	173	0

Capital information
Common equity tier 1 capital	38,146	37,435	711
Going concern capital	53,537	50,986	2,551
Risk-weighted assets	286,436	284,798	1,639
Common equity tier 1 capital ratio (%)	13.3	13.1	0.2
Going concern capital ratio (%)	18.7	17.9	0.8
Total loss-absorbing capacity ratio (%)	32.7	32.0	0.7
Leverage ratio denominator	974,348	974,124	224
Leverage ratio denominator (with temporary FINMA exemption)[1]	885,146	910,070	(24,925)
Common equity tier 1 leverage ratio (%)	3.92	3.84	0.07
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[1]	4.31	4.11	0.20
Going concern leverage ratio (%)	5.5	5.2	0.3
Going concern leverage ratio (%) (with temporary FINMA exemption)[1]	6.0	5.6	0.4
Total loss-absorbing capacity leverage ratio (%)	9.6	9.3	0.3
1 Refer to the “Recent developments” and “Capital management” sections of this report for further details about the temporary FINMA exemption.

As of or for the quarter ended 31.3.20			As of or for the quarter ended 31.12.19
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

7,934	8,009	(75)	7,052	7,145	(93)
5,926	6,210	(285)	6,124	6,332	(207)
2,008	1,799	209	928	814	114
1,218	1,201	18	766	754	12
334	335	0	310	311	(1)
157	157	0	180	180	0
709	679	30	(22)	(18)	(4)
(410)	(572)	162	(306)	(413)	107
1,598	1,424	174	727	628	100
1,595	1,421	174	722	622	100
3	3	0	6	6	0

2,597	2,671	(74)	(2,295)	(1,475)	(819)
2,602	2,675	(74)	(2,299)	(1,479)	(819)
(5)	(5)	0	4	4	0
4,195	4,095	100	(1,567)	(847)	(720)
4,197	4,097	100	(1,577)	(857)	(720)
(2)	(2)	0	10	10	0

1,098,099	1,099,185	(1,085)	972,183	971,916	267
1,039,981	1,041,201	(1,220)	917,476	917,988	(512)
58,118	57,983	135	54,707	53,928	779
57,949	57,814	135	54,533	53,754	779
169	169	0	174	174	0

36,691	36,194	497	35,582	35,280	302
51,916	47,115	4,801	51,888	47,237	4,650
286,256	284,706	1,551	259,208	257,831	1,376
12.8	12.7	0.1	13.7	13.7	0.0
18.1	16.5	1.6	20.0	18.3	1.7
32.7	32.1	0.6	34.6	33.9	0.7
955,932	957,199	(1,267)	911,325	911,232	94
877,463	903,756	(26,293)
3.84	3.78	0.06	3.90	3.87	0.03
4.18	4.00	0.18
5.4	4.9	0.5	5.7	5.2	0.5
5.9	5.2	0.7
9.8	9.5	0.3	9.8	9.6	0.2

Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.6.20	31.3.20	30.6.20	31.3.20	30.6.20	31.3.20[2]	30.6.20[3,4]	31.3.20[4]

Financial information[5,6,7]
Income statement
Total operating income	3,757	3,014	1,912	1,887	297	213	2,830	3,083
Total operating expenses	2,286	1,754	1,260	1,720	216	242	2,598	2,798
Operating profit / (loss) before tax	1,471	1,260	652	167	81	(28)	232	285
Net profit / (loss)	1,424	1,223	524	130	71	(38)	145	171
Balance sheet
Total assets	493,858	487,536	304,256	299,459	55,277	60,553	161,765	162,982
Total liabilities	442,056	434,609	291,679	286,656	50,747	56,062	133,639	134,877
Total equity	51,802	52,927	12,577	12,803	4,530	4,491	28,127	28,105

Capital[8,9]
Common equity tier 1 capital	51,810	48,998	11,776	11,427	3,013	3,043	13,567	11,975
Additional tier 1 capital	13,551	10,921	4,703	4,710	290	290	3,043	3,048
Tier 1 capital	65,361	59,919	16,479	16,137	3,303	3,333	16,610	15,024
Total going concern capital[10]	65,361	59,919	16,479	16,137	3,303	3,333
Tier 2 capital							766	755
Total gone concern loss-absorbing capacity[10,11]	39,993	44,137	10,892	10,910	1,794[12]	1,808[12]
Total capital					3,303	3,333	17,376	15,778
Total loss-absorbing capacity[10,11]	105,355	104,056	27,371	27,047	5,097	5,140

Risk-weighted assets and leverage ratio denominator[8,9]
Risk-weighted assets	310,752	317,621	105,304	104,489	13,559	15,154	64,324	53,812
Leverage ratio denominator	573,741	574,692	323,068	317,071	44,020	49,004	146,641	135,534
Leverage ratio denominator (with temporary FINMA exemption)[13]	573,741	574,692	250,553	249,175
Supplementary leverage ratio denominator[14]							147,672

Capital and leverage ratios (%)[8,9]
Common equity tier 1 capital ratio	16.7	15.4	11.2	10.9	22.2	20.1	21.1	22.3
Tier 1 capital ratio					24.4	22.0	25.8	27.9
Going concern capital ratio[10]	21.0	18.9	15.6	15.4
Total capital ratio					24.4	22.0	27.0	29.3
Total loss-absorbing capacity ratio[10]			26.0	25.9	37.6	33.9
Tier 1 leverage ratio					7.5	6.8	11.3	11.1
Supplementary tier 1 leverage ratio[14]							11.2
Going concern leverage ratio	11.4	10.4	5.1	5.1
Going concern leverage ratio (with temporary FINMA exemption)[13]	11.4	10.4	6.6	6.5
Total loss-absorbing capacity leverage ratio[10]			8.5	8.5	11.6	10.5
Gone concern capital coverage ratio	123.6	142.7

Liquidity[9,10]
High-quality liquid assets (billion)	92	68	85	75	16	15
Net cash outflows (billion)	52	48	62	53	11	10
Liquidity coverage ratio (%)[15,16]	178	141	138	141	141	142

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[17]			11	13

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    2 The Management Board of UBS Europe SE has proposed a dividend for the 2019 financial year which will be subject to approval at an Extraordinary General Meeting in the fourth quarter of 2020. Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank, which reflect this proposed dividend.    3 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for mortgage servicing assets, certain deferred tax assets arising from temporary differences, and investments in the capital of unconsolidated financial institutions (below the deduction threshold (25%), resulting in an impact of 0.3% on the CET1 ratio).    4 The adoption of ASU 2019-12 in the second quarter of 2020 resulted in a retrospective removal of cumulative tax expense and related balances pertaining to UBS Americas Holding LLC within the IHC tax group for financial reporting purposes. Comparative financial key figures have been adjusted accordingly. For the purposes of regulatory reporting, we have applied this accounting change prospectively and have not restated the corresponding comparative regulatory key figures.    5 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Accounting Ordinance, FINMA Circular 2020/1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    6 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS) but does not represent interim financial statements under IFRS.    7 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP) but does not represent interim financial statements under US GAAP.    8 For UBS AG and UBS Switzerland AG, based on applicable Swiss systemically relevant bank (SRB) framework. For UBS Europe SE, based on applicable EU Basel III rules. For UBS Americas Holding LLC, based on applicable US Basel III rules.    9 Refer to the 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors, for more information.    10 There was no local disclosure requirement for UBS Americas Holding LLC as of 30 June 2020 or 31 March 2020.    11 Total loss-absorbing capacity of UBS Americas Holding LLC is disclosed on a semi-annual basis in our Pillar 3 report.    12 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    13 Refer to the “Recent developments” and “Capital management” sections of this report for further details about the temporary FINMA exemption.    14 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. Temporary relief will be provided by the Federal Reserve Board (the Federal Reserve), the Federal Deposit Insurance Corporation (the FDIC) and the Office of the Comptroller of the Currency (the OCC) through March 2021, allowing for the exclusion of US Treasury securities and deposits at Federal Reserve Banks from the SLR denominator. This exclusion resulted in an increase in SLR of 135 bps on 30 June 2020.    15 UBS AG is required to maintain a liquidity coverage ratio of 105% as communicated by FINMA.    16 UBS Switzerland AG, as a Swiss SRB, is required to maintain a liquidity coverage ratio of 100%. In connection with the Swiss Emergency Plan, UBS Switzerland AG must satisfy additional liquidity requirements.    17 Refer to the “Capital management” section of our Annual Report 2019 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

In June 2020, the Federal Reserve Board released the results of its annual Dodd Frank Act Stress Tests (DFAST) and Comprehensive Capital Adequacy Review (CCAR). UBS Americas Holding LLC, our US intermediate holding company, exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve Board did not object to its capital plan. As a result, UBS Americas Holding will no longer be subject to the qualitative assessment component of CCAR.

→   Refer to the “Recent developments” section of this report for more information about the results of the annual Comprehensive Capital Analysis and Review

Standalone financial information for UBS AG, UBS Switzerland AG and UBS Group AG will be available as of 24 July 2020 under “Complementary financial information” at www.ubs.com/investors.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, will be provided in the 30 June 2020 Pillar 3 report, which will be available as of 14 August 2020 under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG second quarter 2020 report, which will be available as of 24 July 2020 under “Quarterly reporting” at www.ubs.com/investors.

Significant regulated subsidiary and sub-group information

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.6.20	31.3.20	31.12.19	30.6.19	30.6.20	30.6.19
Results
Operating income	7,512	8,009	7,145	7,632	15,521	14,975
Operating expenses	5,987	6,210	6,332	5,975	12,197	11,864
Operating profit / (loss) before tax	1,525	1,799	814	1,657	3,324	3,110
Net profit / (loss) attributable to shareholders	1,194	1,421	622	1,307	2,615	2,375
Profitability and growth[1]
Return on equity (%)	8.4	10.2	4.6	9.9	9.3	9.0
Return on tangible equity (%)	9.5	11.5	5.2	11.3	10.5	10.3
Return on common equity tier 1 capital (%)	13.0	15.9	7.1	14.8	14.4	13.5
Return on risk-weighted assets, gross (%)	10.9	12.2	11.0	11.6	11.6	11.4
Return on leverage ratio denominator, gross (%)[2]	3.2	3.5	3.2	3.4	3.4	3.3
Cost / income ratio (%)	76.9	75.0	88.5	78.2	75.9	79.1
Net profit growth (%)	(8.7)	33.0	128.4	2.0	10.1	(11.8)
Resources[1]
Total assets	1,063,435	1,099,185	971,916	968,645	1,063,435	968,645
Equity attributable to shareholders	55,416	57,814	53,754	52,359	55,416	52,359
Common equity tier 1 capital[3]	37,435	36,194	35,280	35,881	37,435	35,881
Risk-weighted assets[3]	284,798	284,706	257,831	261,364	284,798	261,364
Common equity tier 1 capital ratio (%)[3]	13.1	12.7	13.7	13.7	13.1	13.7
Going concern capital ratio (%)[3]	17.9	16.5	18.3	17.8	17.9	17.8
Total loss-absorbing capacity ratio (%)[3]	32.0	32.1	33.9	33.0	32.0	33.0
Leverage ratio denominator[3]	974,124	957,199	911,232	911,601	974,124	911,601
Leverage ratio denominator (with temporary FINMA exemption)[4]	910,070	903,756			910,070
Common equity tier 1 leverage ratio (%)[3]	3.84	3.78	3.87	3.94	3.84	3.94
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[4]	4.11	4.00			4.11
Going concern leverage ratio (%)[3]	5.2	4.9	5.2	5.1	5.2	5.1
Going concern leverage ratio (%) (with temporary FINMA exemption)[4]	5.6	5.2			5.6
Total loss-absorbing capacity leverage ratio (%)[3]	9.3	9.5	9.6	9.5	9.3	9.5
Other
Invested assets (USD billion)[5]	3,588	3,236	3,607	3,381	3,588	3,381
Personnel (full-time equivalents)	47,120	47,182	47,005	47,072	47,120	47,072

1 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    2 The leverage ratio denominators as of 30 June 2020 and 31 March 2020, which are used for the return calculation, do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Refer to the “Recent developments” and “Capital management” sections of this report for further details about the temporary FINMA exemption.    5 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Net new business volume growth (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

Appendix
APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Recurring income as a % of income – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Total tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%)	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%)	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.

1  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, under “UBS Group AG and UBS AG financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from www.ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS news alert” at www.ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: www.sec.gov. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019 and UBS’s First Quarter 2020 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  July 21, 2020